FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Consolidated Financial Statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003.

2.	Minutes of the Meeting of the Board of Directors of Nortel Inversora S.A. held on March 28, 2006.

3.	Minutes of the Meeting of the Audit Committee of Nortel Inversora S.A. held on March 22, 2006.

4.	Minutes of the Meeting of the Audit Committee of Nortel Inversora S.A. held on March 28, 2006.

NORTEL INVERSORA S.A.	Item 1

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Financial Statements as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

$ : Argentine peso

US$ : U.S. dollar

$3.032 = US$1 as of December 31, 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Report of Independent Accountants

Summary of Activity on the consolidated financial statements as of December 31, 2005

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of December 31, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	As of December 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$46	$32
Investments, net	604	3,640
Accounts receivable, net	705	612
Other receivables	76	78
Inventories, net	104	79
Other assets	5	3

Total current assets	1,540	4,444

Non-Current Assets
Other receivables, net	269	219
Investments	2	2
Fixed assets, net	5,959	6,895
Intangible assets, net	764	773
Other assets	21	—

Total non-current assets	7,015	7,889

TOTAL ASSETS	$8,555	$12,333

LIABILITIES
Current Liabilities
Accounts payable	$824	$508
Debt	905	9,434
Salaries and social security payable	104	79
Taxes payable	224	154
Other liabilities	31	23
Contingencies	110	30

Total current liabilities	2,198	10,228

Non-Current Liabilities
Debt	3,996	1,219
Salaries and social security payable	30	33
Taxes payable	92	5
Other liabilities	78	69
Contingencies	247	214

Total non-current liabilities	4,443	1,540

TOTAL LIABILITIES	$6,641	$11,768

Minority interest	872	257
Foreign currency translation adjustments	31	24
SHAREHOLDERS’ EQUITY	$1,011	$284

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$8,555	$12,333

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Income

for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003
Net sales	$5,718	$4,494	$3,753
Cost of services	(3,704)	(2,968)	(2,643)

Gross profit	2,014	1,526	1,110
General and administrative expenses	(251)	(232)	(222)
Selling expenses	(1,261)	(897)	(784)

Operating income	502	397	104
Equity gain (loss) from related companies	7	(2)	2
Financial results, net	(306)	(1,172)	55
Other expenses, net	(166)	(71)	(167)
Gain on debt restructuring	1,424	209	376

Net income (loss) before income tax and minority interest	1,461	(639)	370
Income tax (expense) benefit, net	(122)	(27)	7
Minority interest	(612)	305	(180)

Net income (loss)	$727	$(361)	$197

Net income (loss) per ordinary share	66.49	(37.37)	16.23

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Shareholders’ contributions					Unappropriated results
	Capital Stock		Inflation adjustment to capital stock	Share issue premiums(1)	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total	Total Shareholders’ equity
Concept	Common stock	Preferred shares
Balances as of January 1, 2003	53	25	125	896	1,099	162	(813)	(651)	448
Net income	—	—	—	—	—	—	197	197	197

Balances as of December 31, 2003	53	25	125	896	1,099	162	(616)	(454)	$645
Net loss	—	—	—	—	—	—	(361)	(361)	(361)

Balances as of December 31, 2004	$53	25	125	896	1,099	162	(977)	(815)	$284
Net income	—	—	—	—	—	—	727	727	727

Balances as of December 31, 2005	$53	25	125	896	1,099	162	(250)	(88)	$1,011

(1)	Share issue premiums resulting from subscription and payment of Class “A” and “B” preferred shares.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Statements of Cash Flows

for the years ended December 31, 2005, 2004 and 2003

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$727	$(361)	$197
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	57	63	12
Depreciation of fixed assets	1,454	1,552	1,768
Amortization of intangible assets	44	94	109
Equity (gain) loss from related companies	(7)	2	(2)
Consumption of materials	58	54	39
Fixed assets disposal	11	4	9
Provision for commissions	86	25	1
Provision for contingencies	88	24	90
Holdings results on inventories	14	6	5
Interest and other financial results on loans	70	1,406	32
Other income, net	—	(7)	(1)
Gain on debt restructuring	(1,424)	(209)	(376)
Income tax	111	27	(7)
Minority interest	612	(305)	180
Net increase in assets	(166)	(199)	(355)
Net increase in liabilities	230	20	320

Total cash flows provided by operating activities	1,965	2,196	2,021

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(548)	(461)	(162)
Intangible asset acquisitions	(33)	(12)	(6)
Proceeds for the sale of fixed assets and equity investments	13	4	3
Decrease (increase) in investments not considered as cash and cash equivalents.	655	(382)	(180)

Total cash flows provided by (used in) investing activities	87	(851)	(345)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	1,236	—	—
Payment of debt	(4,684)	(471)	(11)
Repurchase of debt	—	—	(422)
Payment of interest and debt-related expenses	(944)	(154)	(347)

Total cash flows used in financing activities	(4,392)	(625)	(780)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,340)	720	896
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,950	2,230	1,334

CASH AND CASH EQUIVALENTS AT YEAR END	$610	$2,950	$2,230

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Oscar Carlos Cristianci
President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

I ndex to the Notes to the Consolidated Financial Statements

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1. The Company and its operations

a) Nortel Inversora S.A. (“The Company or Nortel”) was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina or Telecom”) which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”. Telecom Argentina was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the “Transfer Date”).

The privatization was effected through a Transfer Agreement (the “Transfer Agreement”) between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of operating assets of Empresa Nacional de Telecomunicaciones (“ENTel”), which has provided public telecommunication services in Argentina until its privatization necessary for the provision of telephone services in the northern region.

b) Telecom Argentina and together with its subsidiaries, (the “Telecom Group”) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in Telecom Argentina’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of Telecom Argentina, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of Telecom Argentina to Telecom Argentina S.A. Accordingly, Telecom Argentina amended its by-laws to effect this change in accordance with the prior approval obtained from the SC and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Telecom Group provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Telecom Group also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Telecom Group of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications (“SC”) provided for a transition period, which ended on October 10, 1999. As from such date, the Telecom Group began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework of the Telecom Group

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2005

As of December 31, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2005, Telecom Argentina’s subsidiaries have been granted the following licenses:

•	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of the Company’s interest in Telecom Argentina to less than 51%, or the reduction of the Company’s original shareholders’ interest in the Company to less than 51%, in either case without prior approval of the regulatory authorities; and

•	Telecom Argentina’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights

•	and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005. In January 2006, the Argentine Government enacted Law No. 26,077 pursuant to which this term was extended through December 31, 2006.

In May 2004, Telecom Argentina signed a Letter of Understanding with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to conclude before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Telecom Argentina has fulfilled its commitments; however, the Argentine Government has not made a specific offer with regard to the renegotiation of the tariffs.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework of the Telecom Group (continued)

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance–in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network–, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU - and after four years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU Fund. As of December 31, 2005, this provision amounted to $61. Personal, as well as the other cellular providers, is currently awaiting the establishment of the SU Fund as well as the guidelines to effect the contributions.

In May 2005, the SC issued Resolution No. 99/05 which prohibits billing and collecting the SU amount. The Resolution also instructs the CNC to (i) notify service providers to reimburse to customers any SU amounts improperly charged through billing and (ii) discontinue such practice immediately.

This resolution was implemented by CNC Resolution No. 2356/05 on July 8, 2005, which required service providers to reimburse customers the previously billed SU amounts during a 90-day period. On August 9, 2005, Personal filed an injunction against Resolution No. 2,356/05.

After the 90-day period and due to the fact that the SC had not ruled on the injunction, on October 11, 2005, Personal requested the CNC (i) to extend the reimbursement period, (ii) to issue more precise guidelines for the implementation of the resolution and (iii) to rule on the injunction.

On October 12, 2005, the SC issued Resolution No. 301/05 which:

a)	rejected the claims filed by Personal and the other cellular operators.

b)	nullified CNC Resolution No. 2,356/05; and

c)	instructed the CNC to order cellular providers to discontinue charging SU Fund amounts to customers and demanded reimbursement.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

2. Regulatory framework (continued)

On October 25, 2005, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts within 15 working days, plus interest (applying the same rate used for overdue invoices from customers);

c)	identify the reimbursed amounts in the invoices; and

d)	file within 40 working days following the period stated in b) above certain information to the regulatory authority for the verification of the reimbursements.

Personal’s management, together with its legal counsels, believes that it has solid legal grounds to appeal these resolutions. However, considering the situation, management decided to reimburse the SU amounts billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal will reimburse the SU amounts as mandated by the resolutions, it will not surrender any of its rights to consider the resolutions as illegitimate and without merit. A reserve amounting to $25 has been established to cover these reimbursements.

On November 16, 2005, Personal filed a request with the CNC for the extension of the reimbursement period. Such extension was granted for 30 working days on January 25, 2006.

However, in January 2006, Personal began reimbursing its active post-paid customers all previously billed SU amounts plus interest, and is in the process of reimbursing the SU amounts billed to its former and inactive post-paid customers.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

On December 29, 2005 and January 26, 2006, the CNV approved, with certain amendments, Resolution CD No. 93/05 issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), which establishes new accounting and disclosure standards under Argentine GAAP. These standards will be effective for the Company as from January 1, 2006. Following is a brief summary of the most significant provisions of the new accounting pronouncements which affect the Company:

“Impairment of Long-lived Assets”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which introduces certain amendments to the calculation of the impairment of long-lived assets. Currently, under Argentine GAAP, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Under the new standard, the carrying value of a long-lived asset will be considered impaired when the expected discounted cash flows from such asset are less than its carrying value. The Company estimates that the adoption of this new standard will not have a material effect on the Company’s financial position and results of operations.

“Disclosure of Foreign Currency Translation Adjustments”

In August 2005, the CPCECABA issued Resolution CD No. 93/05 which required disclosure of the adjustments resulting from foreign currency translation as a component of equity. Currently foreign currency translation adjustments are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet. Foreign currency translation adjustments amount to $31 as of December 31, 2005.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

The Company owns 54.74% of the capital stock and voting rights of Telecom Argentina.

A description of Telecom Argentina’s subsidiaries with their respective percentage of capital stock owned by Telecom Argentina is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2005 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia (iii)	75.00%

Directories publishing	Publicom S.A. (“Publicom”)	99.99%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2005.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”) CPCECABA, approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the year ended December 31, 2005, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	8,464	8,555	(91)
Total liabilities	6,641	6,641	—
Minority interest and foreign currency translation adjustments	862	903	(41)
Shareholders’ equity	961	1,011	(50)

Net income	737	727	10

(d) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

(f) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Telecom Group’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Telecom Group’s investment policy limits its credit exposure to any one issuer/obligor.

The Telecom Group’s customers include numerous corporations. The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,625,000 (unaudited) at December 31, 2005, 3,484,000 (unaudited) at December 31, 2004 and 3,361,000 (unaudited) at December 31, 2003 and wireless customer lines (prepaid lines were not included) were 2,233,000 (unaudited) at December 31, 2005, 1,098,000 (unaudited) at December 31, 2004 and 562,000 (unaudited) at December 31, 2003.

The Telecom Group provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

3. Preparation of financial statements (continued)

(h) Earnings per share

The Company calculates net income (loss) per common share on the basis of 5,330,400 common shares outstanding with a $10 nominal value and one vote per share, considering the net income (loss), less the dividends corresponding to the Class “A” and Class “B” preferred shares.

Additionally, the Company informs the reconciliation between the net income (loss) in the statements of income and the net income (loss) used to calculate the earning per ordinary share:

	Years ended December 31,
	2005	2004	2003
Net income (loss) in the statements of income	$727	$(361)	$197
Less:
Results corresponding to Class “A” and Class “B” preferred shares	(373)	162	110

Total results used to calculate earning per ordinary share.	$354	$(199)	$87

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Telecom Group’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Telecom Group. The Telecom Group’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using year-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Telecom Group’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Telecom Group from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Telecom Group’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Telecom Group provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Telecom Group and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services segment

The Telecom Group provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Telecom Group’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2005, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $405, a loss of $460, and a gain of $631, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at year end, unless the Telecom Group has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at year end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

Telecom Argentina has investments in certain government bonds which are carried at market value. Certain bonds had been classified as held-to-maturity as Telecom Argentina’s management had the intent and ability to hold those securities to maturity. Such securities were recorded at amortized cost, subject to impairment evaluation as of December 31, 2004.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Telecom Group decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Telecom Group’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets, net

Buildings held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings	11-50
Tower and pole	15
Transmission equipment	7-10
Switching equipment	7-10
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-10
Installations	4-10
Computer equipment	3 - 5

As of the date of these financial statements, Telecom has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.7% of the total transferred buildings, representing $17 of net carrying value as of December 31, 2005. Nevertheless, Telecom is in complete possession of these fixed assets and operates them normally.

During the second quarter ended June 30, 2005, independent appraisals helped Telecom Argentina’s subsidiaries, Personal and Nucleo, to reassess the appropriateness of the useful lives of certain of their fixed assets. As a result of the work, Personal and Nucleo changed the useful lives of their TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal and Nucleo recognized accelerated depreciation of $ 31 related to these assets.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Telecom Group to its fixed asset category, the Telecom Group calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Telecom Group capitalizes interest on long-term construction projects. Interest capitalized was $6, $5 and $6 for the years ended December 31, 2005, 2004 and 2003, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs was $314 as of December 31, 2005 and $443 as of December 31, 2004.

The Telecom Group is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Telecom Group, in most cases, has the right to renew the initial lease term. Accordingly, the Telecom Group records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Telecom Group has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 6.5 years.

•	Debt issue costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances. As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, the related expenses of Telecom Argentina were fully amortized as of August 31, 2005.

•	PCS license

The Telecom Group adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Telecom Group identified spectrum licenses as indefinite life intangibles.

•	Band B license

The Telecom Group’s Band B license is amortized under the straight-line method over 10 years.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Telecom Group periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Telecom Group when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Telecom Group’s financial position and results of operations, and changed the rules under which the Telecom Group operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

In this regard, the Telecom Group has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In the preparation of such estimates, the Telecom Group has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s tariffs which would enable Telecom Argentina to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Telecom Group considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

•	Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% for the fiscal year ended December 31, 2005 and 30% for the fiscal year ended December 31, 2004 and 2003, respectively.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Telecom Group has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of December 31, 2005. Accordingly, the Telecom Group has determined an additional proportional charge for the year ended December 31, 2005 for the tax on minimum presumed income of $46, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Telecom Group’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, companies are subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the years ended December 31, 2005, 2004 and 2003.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2005 and 2004.

•	Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), Telecom Argentina was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court.

The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(p) Litigation

The Telecom Group, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Telecom Group.

(q) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, Telecom Argentina adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

While the Convertibility Law was in effect, as part of its risk management strategy, Telecom had used derivative financial instruments to hedge its exposure to foreign exchange rate fluctuations related to Telecom Argentina’s indebtedness not denominated in US dollars in order to reach a “natural hedge” with its income fixed in US dollars. During the fiscal year 2002, due to the end of the Convertibility Law and the suspension of the payments of the financial debt, Telecom Group had to prepay all of these derivative financial instruments that have been designated and recorded as hedge instruments.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, Telecom entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that Telecom Argentina primarily generates cash flows in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, Telecom Argentina considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

4. Summary of significant accounting policies (continued)

Telecom Argentina does not enter into foreign exchange swap contracts for speculative or trading purposes.

(r) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004 and 2003 are shown in Note 15.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Shareholders’ equity

Shareholders’ equity accounts are restated as described in Note 3.c, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

The redeemable preferred shares, whose characteristics are detailed in Note 9, have been valued at nominal value restated as detailed in Note 3.c, and disclosed in the shareholders’ equity, as a consequence of the analysis described below.

At the time of issuance of Class “A” preferred shares, there were no specific domestic standards in place regulating the accounting treatment of preferred shares with a scheduled redemption and the Company recorded such shares in its stockholders’ equity and valued them at their nominal value, restated in constant pesos at each period end, since, based on their issue terms, they were an equity instrument subject to corporate risk.

RT 17 establishes as a particular standard that redeemable preferred shares are part of the liabilities when their issue terms directly or indirectly bind the issuer to redeem them for a determined or determinable amount and on a fixed or determinable date. In addition, RT 16 establishes essentiality as one of the characteristics inherent in the information contained in financial statements, stating that transactions and events must be accounted for and exposed basically considering their substance and economic reality.

With the adoption of the new accounting standards, the Company’s Management - with it legal counsel’s assistance- made a new analysis of these shares in the light of RT 16 and 17 and reached the conclusion that Class “A” preferred shares must continue being part of Nortel’s stockholders’ equity.

The grounds for this position include:

•	The redemption and dividend commitment of Class “A” preferred shares is subject to the condition of the existence of liquid and realized profits.

•	The liability to redeem Class “A” preferred shares arises only after meeting the condition precedent that there exist liquid and realized profits.

•	Therefore, holders of Class “A” preferred shares are shareholders and not creditors.

(v) Gain on debt restructuring

Due to its materiality, the gain on debt restructuring has been included in a separate line item in the statement of income entitled “Gain on debt restructuring”.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2005	As of December 31, 2004
Cash	$12	$3
Banks	34	29

	$46	$32

(b) Investments

Investments consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Time deposits	$559	$3,340
Government bonds, equity investments and mutual funds	45	356

Subtotal	604	3,696
Impairment loss on the Argentina 2004 bond	—	(56)

	$604	$3,640

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Voice, data and Internet	$403	$379
Wireless (i)	363	301
Wireless - related parties	4	2
Directories publishing	36	34

Subtotal	806	716
Allowance for doubtful accounts	(101)	(104)

	$705	$612

(i)	Includes $26 as of December 31, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Tax credits	$28	$27
Prepaid expenses	14	17
Restricted funds	10	6
Advances to employees	2	2
Derivative	—	9
Other	28	17

Subtotal	82	78
Allowance for doubtful accounts	(6)	—

	$76	$78

	As of December 31, 2005	As of December 31, 2004
Non current
Credit on minimum presumed income tax (i)	$246	$200
Other tax credits	12	14
Prepaid expenses	10	6
Restricted funds	7	4
Other	4	1

Subtotal	279	225
Allowance for doubtful accounts	(10)	(6)

	$269	$219

(i)	Considering the current expiration period (10 years), Telecom Argentina considers the ultimate realization of the credit to be more likely than not based on current projections.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of December 31, 2005	As of December 31, 2004
Wireless handsets and equipment	$113	$82
Allowance for obsolescence	(9)	(3)

	$104	$79

(f) Other assets

Other assets consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Buildings held for sale	3	—
Deferred printing cost	$1	$1
Raw materials	2	2

	$6	$3
Allowance for obsolescence	(1)	—

	5	3

Non current
Buildings held for sale	31	—
Allowance for obsolescence	(10)	—

	$21	$—

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Suppliers	$684	$443
Deferred revenues	70	40
Agents commissions	37	11
SU reimbursement	25	—
Related parties (Note 7)	8	14

	$824	$508

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2005	As of Deceber 31, 2004
Current
Vacation, bonuses and social security payable.	$84	$58
Special termination benefits	14	16
Other	6	5

	$104	$79

Non current
Special termination benefits	$30	$29
Other	—	4

	$30	$33

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31,2005	As of December 31,2004
Current
Tax on Universal Service	$61	$39
Turnover tax	46	39
VAT, net	41	32
Income tax, net (i)	30	2
Tax on minimum presumed income, net	9	17
Regulatory fees	8	6
Internal tax	9	5
Other	20	14

	$224	$154

Non current
Deferred tax liabilities	$92	$5

(i)	See Note 10.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	3	2
Guarantees received	4	3
Other	11	5

	$31	$23

Non current
Deferred revenue on sale of capacity and related services	32	34
Asset retirement obligations	21	13
Court fee	$15	$15
Retirement benefits	10	7

	$78	$69

(k) Net sales

Net sales consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Voice	$2,404	$2,302	$2,164
Data	150	151	185
Internet	317	265	207

Subtotal	2,871	2,718	2,556
Wireless	2,797	1,733	1,163
Directories publishing	50	43	34

	$5,718	$4,494	$3,753

(l) Equity gain (loss) from related companies

Equity gain (loss) from related companies consists of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Gain on sale of equity interest in Intelsat Ltd	7	—	—
Nahuelsat	—	(2)	2

	$7	$(2)	$2

(m) Financial results, net

Financial results, net consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Generated by assets
Interest income	$103	$92	$108
Foreign currency exchange (loss) gain	(273)	178	(40)
Impairment loss on the Argentina 2004 Bond	—	(56)	—
Holding losses on inventories	(14)	(6)	(5)
Other	(16)	14	(16)

Total generated by assets	$(200)	$222	$47

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

5. Breakdown of the main accounts (continued)

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Generated by liabilities
Interest expense	$(674)	$(747)	$(664)
Loss on discounting of debt	(116)	(21)	—
Less capitalized interest on fixed assets	6	5	6
Foreign currency exchange gain (loss)	761	(638)	720
Loss on derivatives	(83)	—	—
Other	—	7	(54)

Total generated by liabilities	$(106)	$(1,394)	$8

Total financial results	$(306)	$(1,172)	$55

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Termination benefits	$(57)	$(59)	$(75)
Provision for contingencies	(88)	(24)	(90)
Other assets obsolescence	(11)	—	—
SU reimbursement	(11)	—	—
Allowance for doubtful accounts	(6)	—	—
Inventories obsolescence	(7)	(1)	—
Other, net	14	13	(2)

	$(166)	$(71)	$(167)

(o) Gain on debt restructuring

Gain on debt restructuring consist of the following:

	Years ended
	December 31, 2005	December 31, 2004	December 31, 2003
Discount on principal	$167	$72	$361
Discount on accrued and penalty interest	984	142	49
Gain on discounting of debt	352	41	—

Subtotal before related expenses and income tax	1,503	255	410
Other related expenses	(79)	(46)	(34)

	$1,424	$209	$376

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows:

	As of December 31,
	2005	2004		2003	2002
Cash and banks	$46		$32	$27	$53
Current investments	604		3,640	2,454	1,382

Total as per balance sheet	$650		$3,672	$2,481	$1,435
Less:
Items not considered cash and cash equivalents
• “Currency-like bonds” (i)	—		—	—	(36)
• Time deposits with maturities of more than three months	—		(463)	(193)	—
• Government bonds	(40)	(ii)	(251)	(58)	(65)
• Equity investments	—		(8)	—	—

Total cash and cash equivalents as shown in the statement of cash flows.	$610		$2,950	$2,230	$1,334

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

6. Supplementary cash flow information (continued)

Changes in assets/liabilities components:

	Years ended December 31,
	2005	2004	2003
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$(2)	$(90)	$(5)
Trade accounts receivable	(118)	(31)	(334)
Other receivables	3	3	(3)
Inventories	(49)	(81)	(13)

	$(166)	$(199)	$(355)

Net (decrease) increase in liabilities
Accounts payable	$225	$75	$141
Salaries and social benefits payable	22	4	18
Taxes payable	(12)	(47)	178
Other liabilities	8	6	—
Contingencies	(13)	(18)	(17)

	$230	$20	$320

Income taxes paid during the year ended December 31, 2005 amounted to $11. Interest paid during the years ended December 31, 2005, 2004 and 2003, amounted to $944, $154 and $347, respectively.

•	Non-cash investing and financing activities:

	Years ended December 31,
	2005	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$194	$227	$188
Acquisition of intangible assets through incurrence of accounts payable	—	12	—
Debt issue costs	4	—	—
Capitalized interest on fixed assets	6	5	6
Wireless handsets lent to customers at no cost (i)	3	8	3
Asset retirement obligations	8	3	10
Provision for minimum presumed income tax	47	46	68
Government bonds and tax credits exchanged for tax certificates	—	4	(84)

(i)	Under certain circumstances, the Telecom Group lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Telecom Group and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2005	2004	2003
Government bonds with maturities of more than three months	$213	$(147)	$15
Time deposits with maturities of more than three months	442	(235)	(193)
Contribution to the “2003 Telecommunications Fund”	—	—	(2)

Total cash flows from investments not considered as cash equivalents	$655	$(382)	$(180)

Financing activities components:

	Years ended December 31,
	2005	2004	2003
Debt proceeds	$1,236	$—	$—
Payment of Notes	(3,432)	—	(277)
Payment of bank loans	(1,252)	(471)	(156)
Payment of interest on Notes and debt-related taxes and fees	(773)	—	(231)
Payment of interest on bank loans	(125)	(118)	(52)
Payment of debt restructuring related expenses	(46)	(36)	(12)
Payment of interest on fixed assets and inventory financing	—	—	(52)

Total financing activities components	$(4,392)	$(625)	$(780)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2005	2004	2003
Total cash flows provided by operating activities	$2,218	$2,069	$2,034
Total cash flows provided by (used in) investing activities	87	(851)	(345)
Total cash flows used in financing activities	(4,392)	(625)	(780)
Effect of exchange rate changes on cash and cash equivalents	(253)	127	(13)

(Decrease) increase in cash and cash equivalents	$(2,340)	$720	$896

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions

(a) Balances and transactions with related parties

The Telecom Group has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003:

	As of December 31, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	$3	$2
TIM Celular S.A. (a)	1	—

	$4	$2

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	1	12
Italtel S.A. (a)	4	—
Latin American Nautilus USA Inc (a)	1	—
TIM SUL S.A. (a)	1	—
La Caja ART S.A. (b)	1	—
Telecom Italia S.p.A. Argentine branch (a)	—	1
Etec S.A. (a)	—	1

	$8	$14

	Transaction description	Years ended December 31,
		2005	2004	2003
Services rendered:
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$3	$4	$4
Entel S.A. (Bolivia) (a)	International inbound calls	1	1	1
Latin American Nautilus Argentina (a)	International inbound calls	1	—	—
Latin American Nautilus USA Inc (a)	International inbound calls	1	—	—
Telecom Italia Mobile S.p.A. (a)	Roaming	5	4	2
TIM Celular S.A. (a)	Roaming	6	2	—
Corporación Digitel CA (a)	Roaming	1	—	—
Latin American Nautilus (a)	International inbound calls	—	2	1
Golden Lines (c)	International inbound calls	1	1	1
Entel Chile S.A. (c)	International inbound calls	3	10	13
Entel PCS Telecomunicaciones S.A. (c)	Roaming	2	5	4

Total net sales		$24	$29	$26

Services received:
Telecom Italia Argentine branch (a)	Fees for services	$(3)	$(3)	$(3)
Telecom Italia S.p.A. (a)	International outbound calls	(7)	—	—
Entel S.A. (Bolivia) (a)	International outbound calls	(3)	(4)	(3)
Etec S.A. (a)	International outbound calls	(4)	(3)	(4)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(9)	(3)	(3)
Telecom Italia Mobile S.p.A. (a)	Roaming	(5)	(1)	(1)
TIM Celular S.A. (a)	Roaming	(3)	—	—
Italtel S.A. (a)	Maintenance, materials and supplies	(1)	—	—
Latin American Nautilus USA Inc (a)	International outbound calls	(1)	—	—
Latin American Nautilus (a)	International outbound calls and lease of circuits	(1)	(1)	—

Teco Soft Argentina S.A. (in process of liquidation) (a)	Fees for services	—	(3)	(12)
La Caja ART S.A. (b)	Insurance	(3)	(2)	—
Caja de Seguros S.A. (b)	Insurance	(1)	(2)	—
Tel3 S.A. (c)	Fees for services	(8)	(14)	(3)
Entel Chile S.A. (c)	International outbound calls	(3)	(13)	(11)
Golden Lines (c)	International outbound calls	(1)	(1)	(1)
Pirelli Energía Cables y Sistemas de Argentina S.A. (c)	Fees for services	—	(10)	—
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A. (c)	Fees for services	—	(4)	—
FCR Argentine branch (d)	Fees for services	—	—	(3)
Sofrecom Argentina S.A. (d)	Fees for services	—	—	(9)
Nahuelsat (c)	Rental expenses	(4)	(8)	(7)
Intelsat Ltd. (c)	Rental expenses	(1)	(3)	(5)
Multibrand (c)	Advertising	—	—	(1)

Total operating costs		$(58)	$(75)	$(66)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

7 - Related party transactions (continued)

	Years ended December 31,
	2005	2004	2003
Purchases of fixed assets/intangible assets:
Telecom Italia Sparkle S.A. (a)	$18	$24	$—
Italtel S.A. (a)	14	—	—
Italtel S.p.A. (a)	1	—	—
Latin American Nautilus Argentina (a)	1	—	—
Teco Soft Argentina S.A. (in process of liquidation) (a)	—	—	1
Tel3 S.A. (c)	3	4	—
Pirelli Energía Cables y Sistemas de Argentina S.A. (c)	6	—	—
Sofrecom Argentina S.A. (d)	—	—	8

Total fixed assets and intangible assets	$43	$28	$9

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	These companies were a related party before December 31, 2005.
(d)	Such companies had formed part of France Telecom Group, a former shareholder of the Company and were related party until December 2003.

The Telecom Group believes that the transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of December 31, 2005, Telecom Argentina had loans outstanding to two officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

8 - Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt

As of December 31, 2005 the Telecom Group’s short-term and long-term debt comprises the following:

	As of December 31, 2005	As of December 31, 2004
Short-term debt:
• Principal:
Notes	$761	$5,353
Bank loans	39	1,177
Fixed assets financing	—	1,475

Subtotal	800	8,005
• Accrued interest	59	1,259
• Derivatives	46	—
• Penalty interest	—	170

Total short-term debt	$905	$9,434

Long-term debt:
• Principal:
Notes	$3,856	$—
Bank loans	386	1,260
• Gain on discounting of debt	(277)	(41)
• Derivatives	31	—

Total long-term debt	$3,996	$1,219

Total debt	$4,901	$10,653

As further described below, on August 31, 2005, all the outstanding debt of Telecom was restructured. The following table segregates the Telecom Group’s debt by company as of December 31, 2005:

	Telecom	Personal	Nucleo	Eliminations	Consolidated
Restructured debt
• Principal	3,766	1,238	52	(14)	5,042
• Accrued interest	55	4	—	—	59

Subtotal	3,821	1,242	52	(14)	5,101
• Discounting of debt	(277)	—	—	—	(277)
• Derivatives	77	—	—	—	77

Total restructured debt	3,621	1,242	52	(14)	4,901

• Current	819	77	23	(14)	905
• Non current	2,802	1,165	29	—	3,996

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

8.2. Restructured debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE, as follows:

1.	Telecom Argentina issued Series A Notes in the following currencies and original principal amounts: $26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. Additionally, Telecom Argentina paid to creditors who received consideration under Option A, $1 million, US$10 million, Euro 43 million and Yen 396 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes at the contractual interest rates).

2.	Telecom Argentina issued US$999 million of Series B Notes under Option B. Additionally, Telecom Argentina paid creditors who received consideration under Option B, US$150 million for accrued interest from January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes at the contractual interest rate).

3.	Telecom Argentina paid US$565 million to creditors who selected or were allocated into Option C. Additionally, Telecom Argentina paid creditors who received consideration under Option C, US$21 million for accrued interest from January 1, 2004 through August 31, 2005 (at an annual rate of 2.28%).

4.	Telecom Argentina made principal payments of US$534 million under the terms of the new Notes consisting of:

a.	mandatory principal payments originally scheduled for October 15, 2004 and April 15, 2005, amounting to US$143 million.

b.	cash reserved but not applied pursuant to Option C (equal to US$98 million) and additional principal prepayments, amounting to US$293 million. Such amount effectively prepaid all principal amortization payments originally scheduled through October 15, 2007.

In compliance with the terms of the APE, on October 17, 2005, Telecom Argentina made a mandatory interest payment amounting to US$13 million covering the period August 31, 2005 through October 15, 2005, and an optional principal prepayment amounting to US$78 million. This amount prepaid all principal amortization payments originally scheduled on April 2008.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow certain collection procedures.

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Rating

The new Notes have received a rating of B- by both Standard & Poors International Ratings LLC, Argentine branch and Fitch Ratings.

Covenants

Mandatory prepayments

If Telecom Argentina generates “Excess Cash” as contractually defined and calculated, such Excess Cash shall be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in direct order of maturity, or, at its option, retire the debt instruments through open market purchases or pro-rata prepayments.

Excess cash shall be measured semi-annually based on the consolidated financial statements of Telecom Argentina (excluding Personal and its subsidiaries) as of June 30 and December 31 of each year, and any excess cash must be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively. Based on these financial statements, Telecom Argentina has determined an “excess cash” of $370 (equivalent to US$ 122 million).

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Telecom will make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

Also, the Notes may be redeemed at Telecom Argentina’s option, without payment of any premium or penalty, in whole or in part, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any additional amounts.

Negative covenants

The terms and conditions of the new Notes require that Telecom Argentina complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries) of 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, Telecom Argentina cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Telecom Argentina’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements and,

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs, the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes.

As a consequence of the closing of Telecom Argentina’s debt restructuring process, Telecom Argentina reduced the face value of its financial debt by $352 as of August 31, 2005, with a charge to Gain on debt restructuring. This gain on discounting of debt will be reversed overtime, up to the maturity of the related debt.

As described in Note 5.o, Telecom Argentina recorded a gain on debt restructuring of $1,503, equal to US$516 million, before related expenses and income tax, as follows:

Equivalent amounts in US$ million	Outstanding debt as of August 31, 2005 (I)	Amounts paid on August 31, 2005 (II)		Discounts (III)	Restructured debt (nominal value) (b) (IV) = (I)–(II)–(III)	Gain on discounting of debt (V)	Book value (VI) = (IV)-(V)
Principal	2,506	(a)	(1,099)	(58)	1,349	(121)	1,228
Accrued interest	502		(247)	(255)	—	—	—
Penalty interest	82		—	(82)	—	—	—

	3,090		(1,346)	(395)	1,349	(121)	1,228

(a)	Includes an optional payment equal to US$293 million.
(b)	Corresponds to the issuance of Notes equal to US$1,883 million, net of a payment of US$534 million.

At the end of 2005, Telecom Argentina has considered new assumptions in the determination of its estimated cash flows available to service the restructured debt, resulting in a loss of $44 included in Financial results, net in the line “Loss on discounting of debt”.

Main characteristics of the new Notes

The following table shows the outstanding series of Notes as of December 31, 2005:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Book value at December 31, 2005 (in million of $)					Fair value as of December 31, 2005
Series					Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 82	October 2014	250	3	253	(32)	221	238
A-1	2	Euro 493	Euro 416	October 2014	1,492	16	1,508	(178)	1,330	1,404
B-1	—	US$ 933	US$ 490	October 2011	1,486	31	1,517	(4)	1,513	1,504

					3,228	50	3,278	(214)	3,064	3,146

Unlisted
A-2	1	US$ 7	US$ 6	October 2014	19	—	19	(2)	17	18
A-2	2	Euro 41	Euro 35	October 2014	124	1	125	(15)	110	116
A-2	3	Yen 12,328	Yen 10,405	October 2014	268	1	269	(46)	223	236
A-2	4	$ 26	$ 23	October 2014	23	—	23	—	23	23
B-2	—	US$ 66	US$ 35	October 2011	104	3	107	—	107	106

					538	5	543	(63)	480	499

					3,766	55	3,821	(277)	3,544	3,645

•	Legal actions brought against Telecom Argentina

1. Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings (juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At December 31, 2005, attachments for said proceedings amount approximately US$0.7 million, and are in the process of being released.

2. Originated by the homologation of the APE

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets ceased to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new Notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law.

3. Potential judicial claims by non-participant creditors

Telecom Argentina believes that certain non-participating creditors may file actions in the United States of America against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States. On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), as Trustee of the Indenture, did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. During December 2005, both parties briefed the Court, and a ruling was granted in favor of Telecom Argentina’s position on February 24, 2006. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court, which is still pending. If Telecom Argentina is granted un unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

•	Derivatives

As indicated in Note 4.q, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) Telecom Argentina fails to pay certain of its obligations, (ii) certain of Telecom Argentina’s obligations are accelerated, (iii) Telecom Argentina repudiates or declares a moratorium with respect to certain of its obligations, (iv) Telecom Argentina restructures certain of its obligations in a certain way, or (v) Telecom Argentina becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at December 31, 2005 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
• Date of the contract	08.23.05	09.30.05
• Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
• Total swap in Euro	€ 431 million	¥ 9.951 million
• Total swap in Yen	US$ 526 million	US$ 88 million
• Interest rate to be received in Euro/Yen(*)	4.83% annual	1.93% annual
• Interest rate to be paid in US$	6.90% annual	6.02% annual
• Total principal and interest to be received	€ 484 million	¥ 10,442 million
• Total principal and interest to be paid	US$ 619 million	US$ 101 million

• Swap estimated market value as of 12.31.05 - liabilities	US$ 21.9 million	US$ 3.3 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a) Personal

1. New notes

In September 2005, the Board of Directors of Personal called for a shareholders meeting to create a global program for the issuance of notes (the “Global Program”) to pay down the outstanding notes restructured in 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates and eliminating certain restrictive covenants.

In October 2005, the Ordinary and Extraordinary Shareholders Meeting approved the creation of the Global Program and the issuance of non-convertible unsecured and unsubordinated notes for up to a maximum amount of US$ 500 million or its equivalent in other currencies. The offering of the notes issued under the Global Program and the establishment of the Global Program were authorized by Resolution No. 15,238 of the CNV dated November 10, 2005.

The notes were issued on December 22, 2005, the proceeds of which together with the proceeds from the bank loans (as discussed in 2 below) and available cash were used to fully settle the outstanding principal and interest amount under Series A and Series B issued on November 30, 2004. The amounts paid were approximately US$ 412 million, of which US$ 404 million related to principal and US$ 8 million related to interest.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes. The notes have received international ratings of B- by both Fitch Argentina Calificadora de Riesgo S.A. and Standard & Poor´s International Ratings Ltd., Argentina branch.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

The following table shows the outstanding series of Notes as of December 31, 2005:

Series	Nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of December 31, 2005	Fair value as of December 31, 2005
1		$43	1	December 2006	12.00	43	43
2		$87	3	December 2008	(a) 13.78	87	87
3	US$	240	5	December 2010	9.25	728	734

					Principal	858	864
					Accrued interest	1	—
					Issue discount and underwriting fees	(7)	—

					Total	852	864

(a)	Floating Badlar plus 6.5%. Badlar for the period from issuance through March 22, 2006 is 7.28%. Total interest rate cannot be lower than 10% or higher than 20%.

Personal may, at any time and from time to time, purchase notes in the secondary market.

2. Bank loans

In April 2005, Personal entered into a $13 million loan agreement with a financial institution. The proceeds were used to prepay down principal installments of the Series A and Series B loans. The loan matures in approximately one year.

In July 2005, Personal entered into loan agreements with certain financial institutions aggregating $17 million, the proceeds of which were used to purchase fixed assets. These loans mature between July and September 2006. In November 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. The proceeds of this loan was also used to acquire fixed assets.

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of December 31, 2005:

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %		Book value as of December 31, 2005
Peso Facility
Tranche A		$57	18	June 2007		12.20	57
Tranche B		$30	24	December 2007		13.10	30

Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a)	6.5625	104
Tranche B	US$	34.5	24	December 2007	(b)	6.8125	105

						Principal	296

						Accrued interest	1

						Total	297

(a)	3-months LIBOR of 4.5625 plus 2%.
(b)	3-months LIBOR of 4.5625 plus 2.25%.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•	in the case of Series 3, if at any time the Leverage Ratio is in excess of 3.00 to 1 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum for the remainder of the time the notes remain outstanding and shall accrue from such dividend payment date at the rate of 9.75% per annum.

The terms and conditions of Personal’s new debt instruments require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 2.00:1.0 as of December 31, 2005 and shall not be greater than 1.75:1.0 for the quarter ended March 31, 2006 and each quarter ended thereafter;

•	Interest Coverage Ratio: the Interest Coverage Ratio for any fiscal quarter shall be included in a range between 1.50 and 3.00 to 1.00 over the life of the loans.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 - Debt (continued)

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective new debt instruments require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed (a) 3.25 to 1, if such indebtedness is incurred prior to December 31, 2006; or (b) 3.00 to 1, if such indebtedness is incurred thereafter;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective new debt instruments of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its restricted subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

c)	Any final judgment against Personal or its restricted subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its restricted subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its restricted subsidiaries which would materially affect the entities’ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its restricted subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors (and/or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

(b) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors, under which Nucleo refinanced US$ 59 million in principal amounts maturing on December 27, 2008.

The restructured debt with local creditors (as of December 31, 2005, US$ 2 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors (as of December 31, 2005, US$ 15 million) accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

8 – Debt (continued)

Since contractual rates are commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring, the new debt has not been discounted.

During fiscal year 2005, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 28 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to December 27, 2007 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008 plus the accrued interests as of that dates. Consequently, Nucleo’s outstanding debt as of December 31, 2005, amounted to US$ 17 million with a maturity date on December 27, 2008.

On January 27, 2006, Nucleo made optional prepayments to holders of the new loans for an aggregate amount of US$ 8 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2008 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008. Consequently, Nucleo’s outstanding debt amounted to US$9 million with a maturity dates on December 27, 2008 and March 27, 2009. Additional information is given in Note 16.

9 – Shareholders’ equity

9.1 – Of the Company

As of December 31, 2005 total registered, authorized, issued and outstanding shares are as follows:

Capital stock	Subscribed and paid-in
Ordinary shares, $10 nominal value and one vote per share:	53,304,000

Preferred shares, $10 nominal value and one vote per share:
Class “A”	10,624,500
Class “B”	14,704,550

25,329,050

(a) Common stock

On September 9, 2003, the Company was notified of the agreement entered into by the France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which the France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

Prior to the consummation of the sale, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interest in Sofora.

Once the transfers of shares related to Sofora were completed, all the common stock of the Company are held by Sofora, whose shareholders are: the Telecom Italia Group, W de Argentina – Inversiones S.L. and the France Telecom Group, each of whom held 50%, 48% and 2% of Sofora’s shares, respectively.

W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Preferred shares

Classes “A” and “B” preferred shares are ruled by the Argentine laws and are subject to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

• Class “A” preferred shares

The issuance terms of Class “A” preferred shares provide:

a)	An annual cumulative preferential base dividend of 6% that, for the purposes of its calculation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.

In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at a rate equal to LIBOR.

b)	An additional non cumulative dividend for each fiscal year since 1994 until the last redemption period, if the distributable return on capital exceeded 10%.

c)	Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.

The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves, if any. In the case of the committed but unpaid redemption by the Company, said sum shall bear interest since the scheduled redemption payment date until the date they are made available to shareholders, at a rate equal to LIBOR.

d)	Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e)	Holders of Class “A” preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 9 of the Terms of Issuance. In the case such right to vote are triggered, each holder of Class “A” preferred shares shall be entitled to cast one vote per share and will vote together with Class “B” preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class “B” preferred shares in the case they are also entitled to vote. The right to vote of Class “A” preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f)	Class “A” preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class “B” preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No. 214/02, and Laws No. 25,561 and 25,820, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S. dollars, has been converted into pesos at an exchange rate of $1=US$1 and, from February 3, 2002 is subject to the application of the “CER” (“reference stabilization index”).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

As a consequence of the application of the CER, the capital corresponding to Class “A” preferred shares and the dividends accrued at year-end, before and after of Decree No.214/02 are as follows:

9 – Shareholders’ equity (continued)

	Before Decree No. 214/02 in million of US$	After Decree No. 214/02 in million of $
Class “A” preferred shares:
a) Par value	11	11
1. Amount calculated according to the issue terms:
Non declared and non paid redemption corresponding to fiscal year 2001	55	95
Non declared and non paid redemption corresponding to fiscal year 2002	55	95
Non declared and non paid redemption corresponding to fiscal year 2003	55	95
Non declared and non paid redemption corresponding to fiscal year 2004	55	95
Redemption corresponding to fiscal year 2005 and thereafter	97	165

	317	545

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2001	19	32.6
Corresponding to fiscal year 2002	19	32.6
Corresponding to fiscal year 2003	19	32.6
Corresponding to fiscal year 2004	19	32.6
Corresponding to fiscal year 2005	19	32.6

	95	163

	412	708

• Class “B” preferred shares

The Terms of Issuance of Class “B” preferred shares set forth that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a share (49.46%) of the Company’s profits legally available for distribution after the payment of the dividends on Class “A” preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 9 of the Terms of Issuance. In the case such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class “A” preferred shares, if the latter were also entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors, as it is set forth in Section 15 of the Company’s Bylaws. Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class “A” preferred shares if the same were also entitled to vote. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At December 31, 2005, the ratio has exceed 1.75 as a consequence of the devaluation of the peso during year 2002, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

• Voting right for Class “A” and Class “B” preferred shareholders

The Class “A” preferred shares holders are entitled to vote from April 25, 2002, considering that the Company did not pay the preferential base dividend corresponding to the fiscal year ended December 31, 2001, neither the subsequent fiscal years.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Additionally, as Telecom Argentina has exceeded the ratio of 1.75 that represents the total liabilities/shareholder’s equity (according to section “F”, clause 9 of the issuance terms and conditions of Class “B” preferred shares) from September 13, 2002, the Class “B” preferred shares holders are entitled to vote too, according to the issuance terms and conditions applicable to this class of shares. From fiscal year 2002 the voting right has been exercised jointly for both classes of shareholders, through the election of a regular director and an alternate director.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and the CNV provisions, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by some governmental decrees until December 10, 2005.

Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of capital as of June 30, 2005. This situation was not maintained as of December 31, 2005.

9.2 – Of Telecom Argentina

(a) Common stock

At December 31, 2005, Telecom Argentina has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

Telecom Argentina’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only a portion of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

Telecom Argentina is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of Telecom Argentina and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of Telecom Argentina approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested Telecom Argentina to take all necessary actions in order to effect the conversion of the shares held in the Trust which had been released from the injunction, to Class B shares.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

9 – Shareholders’ equity (continued)

Telecom Argentina requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed Telecom Argentina that a judicial resolution in favor of the total conversion had not been granted. Telecom Argentina has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law and CNV resolutions, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of its share capital, a company is required to reduce its capital stock.

The requirements of section 206 and paragraph 5 of section 94 were temporarily suspended by governmental decrees until December 10, 2005.

Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of its capital stock. This situation remained unchanged as of December 31, 2005. Accordingly, the Board of Directors will propose to the shareholders that they vote to absorb the Company’s legal reserve and a portion of the inflation adjustment of common stock in order to remediate this situation.

10. Income tax

Income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Years ended December 31,
	2005	2004	2003
Current tax expense	$(35)	$(2)	$—
Deferred tax (expense) benefit	(87)	(25)	7

Income tax (expense) benefit	$(122)	$(27)	$7

(i) Corresponds $25 to Telecom Argentina, $8 to Nucleo and $2 to Publicom.

The Company and the Telecom Group account for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2005						As of December 31, 2004
	Telecom	Personal	Núcleo	Publicom	Nortel	Total
Tax loss carryforwards	$780	$192	$—	$2	$2	$976	$1,573
Foreign exchange gains and losses	63	17	—	—	—	80	161
Allowance for doubtful accounts	43	22	—	2	—	67	78
Provision for contingencies	71	52	—	4	—	127	82
Other deferred tax assets	50	9	—	—	—	59	241

Total deferred tax assets	1,007	292	—	8	2	1,309	2,135
Fixed assets	(145)	(65)	2	—	—	(208)	(293)
Inflation adjustments (i)	(780)	(129)	(4)	—	—	(913)	(1,152)

Total deferred tax liabilities	(925)	(194)	(2)	—	—	(1,121)	(1,445)

Subtotal deferred tax assets (liabilities)	82	98	(2)	8	2	188	690
- Valuation allowance	(276)	—	—	(2)	(2)	(280)	(ii)(695)

Net deferred tax assets (liabilities) As of December 31, 2005	$(194)	$98	$(2)	$6	$—	$92

Net deferred tax assets (liabilities) As of December 31, 2004	$—	$(6)	$(6)	$7	$—		$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.
(ii)	Corresponded to Telecom.

\NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

Income tax (expense) benefit for the years ended December 31, 2005, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2005	2004	2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(511)	224	$(130)
Non taxable items	(1)	(3)	16
Tax payable	(25)	—	—
Change in valuation allowance	415	(248)	121

Income tax (expense) benefit	$(122)	(27)	$7

As of December 31, 2005, the Company has accumulated operating tax loss carryforwards of approximately $976. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Nortel	Telecom Argentina	Publicom	Personal	Total consolidated
2007	1	748	—	159	908
2008	1	—	2	—	3
2009		32	—	—	32
2010	—	—	—	33	33

Total	2	780	2	192	976

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. However, the Telecom Group and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company and the Telecom Group provide a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Telecom Group anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its net deferred tax assets that, as of December 31, 2005, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets. Nortel also has recorded a valuation allowance for its deferred tax assets.

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

Under one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Telecom Group has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

Under a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be considered permanent rather than temporary differences.

In order to comply with applicable rules and regulations, in May 2003, the Telecom Group consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Telecom Group to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

10. Income tax (continued)

In August 2005, the CPCECABA approved the RT and related interpretations issued by the FACPCE. The CPCECABA resolution permits entities who have recorded the difference between the tax basis and the indexed amounts of fixed assets as permanent to (i) continue treating the difference as permanent or (ii) treating the difference as temporary. Entities who have originally recorded the difference between the tax basis and the indexed amounts of fixed assets as temporary are not allowed the optional treatment. CNV Resolutions No. 485/05 and 487/06 adopted the new accounting standard which will be effective for the Telecom Group as from January 1, 2006. Since the Telecom Group has treated the difference as temporary, the application of the new accounting standard will not have an impact in the Telecom Group’s financial position or results of operations.

11. Commitments and contingencies

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “A” and “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;

2. The Pliego provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

(b) Purchase commitments

The Telecom Group has entered into various purchase commitments amounting in the aggregate to approximately $206 as of December 31, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, management announced that it is Telecom’s intention to promote agreements with local suppliers which would facilitate their access to financing.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

(d) Contingencies

The Telecom Group is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Telecom Group has established reserves for an aggregate amount of $305 to cover potential losses under these claims.

In addition, the Telecom Group is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Telecom Group’s management, based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Group’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Telecom Group, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Telecom Group harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Telecom Group for these claims through the issuance of treasury bonds. As of December 31, 2005, total claims in these labor lawsuits amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 in principal and $24.8 in interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, Telecom Argentina has recorded a charge to income taxes of $9.4 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 which Telecom Argentina estimates it would recover through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar´s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

11. Commitments and contingencies (continued)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company’s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal. In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2005, these restricted funds totaled $15. The Telecom Group has reclassified these balances to other receivables on the Telecom Group’s balance sheet.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Telecom Argentina conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments according to the nature of the products and services provided. Telecom Argentina manages its segments to the net income (loss) level of reporting.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2005, 2004 and 2003, more than 90 percent of Telecom Argentina’s revenues were from services provided within Argentina. More than 95% of Telecom Argentina’s fixed assets are in Argentina. Segment financial information was as follows:

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2005

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Handsets	2,871	2,254	211	2,465	50	—	5,386
Services	—	322	10	332	—	—	332

Net sales	2,871	2,576	221	2,797	50	—	5,718
Salaries and social security	(558)	(99)	(14)	(113)	(14)	(1)	(686)
Taxes	(165)	(223)	(6)	(229)	(1)	—	(395)
Maintenance, materials and supplies	(207)	(69)	(10)	(79)	(19)	—	(305)
Bad debt expense	(5)	(22)	(1)	(23)	(1)	—	(29)
Interconnection costs	(144)	—	—	—	—	—	(144)
Cost of international outbound calls	(94)	—	—	—	—	—	(94)
Lease of circuits	(30)	(11)	(7)	(18)	—	—	(48)
Fees for services	(79)	(74)	(5)	(79)	—	(1)	(159)
Advertising	(41)	(100)	(9)	(109)	(2)	—	(152)
Cost of wireless handsets	—	(602)	(11)	(613)	—	—	(613)
Agent commissions and distribution of prepaid cards commissions	(17)	(343)	(26)	(369)	—	—	(386)
Other commissions	(39)	(40)	(1)	(41)	(2)	—	(82)
Roaming	—	(114)	(1)	(115)	—	—	(115)
Charges for termination of calls coming from other cellular operators (“TLRD”)	—	(251)	(20)	(271)	—	—	(271)
Others	(119)	(98)	(19)	(117)	(3)	—	(239)

Operating income (loss) before depreciation and amortization	1.373	530	91	621	8	(2)	2.000
Depreciation of fixed assets	(1.075)	(337)	(41)	(378)	(1)	—	(1.454)
Amortization of intangible assets	(9)	(20)	(15)	(35)	—	—	(44)

Operating income (loss)	289	173	35	208	7	(2)	502
Equity gain from related companies	7	—	—	—	—	—	7
Financial results, net	(117)	(188)	(3)	(191)	2	—	(306)
Other expenses, net	(111)	(52)	1	(51)	(3)	(1)	(166)
Gain on debt restructuring	1.424	—	—	—	—	—	1.424

Net income (loss) before income tax and minority interest	1.492	(67)	33	(34)	6	(3)	1.461
Income tax	(219)	104	(4)	100	(3)	—	(122)
Minority interest	—	—	(8)	(8)	—	(604)	(612)

Net income (loss)	1.273	37	21	58	3	(607)	727

(a)	Includes net sales of $29, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA. Also includes a net loss of $1 corresponding to Micro Sistemas.

•	Balance sheet information

Fixed assets, net	4,513	1,278	167	1,445	1	—	5,959
Intangible assets, net	91	644	26	670	3	—	764
Capital expenditures	279	278	32	310	—	—	589
Depreciation of fixed assets	(1,075)	(337)	(41)	(378)	(1)	—	(1,454)
Amortization of intangible assets	(12)	(21)	(15)	(36)	—	—	(48)

•	Cash flow information

Cash flows provided by (used in) operating activities	1,458	391	116	507	2	(2)	1,965

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(296)	(264)	(20)	(284)	(1)	—	(581)
Decrease in investments not considered as cash and cash equivalents	668	—	—	—	—	—	668

Total cash flows provided by (used in) investing activities	372	(264)	(20)	(284)	(1)	—	87

Cash flows from financing activities:
Debt proceeds	—	1,236	—	1,236	—	—	1,236
Payment of debt	(3,432)	(1,165)	(87)	(1,252)	—	—	(4,684)
Payment of interest and debt-related expenses	(805)	(132)	(7)	(139)	—	—	(944)

Total cash flows used in financing activities	(4,237)	(61)	(94)	(155)	—	—	(4,392)

Increase (decrease) in cash and cash equivalents	(2,407)	66	2	68	1	(2)	(2,340)
Cash and cash equivalents at the beginning of year	2,850	88	1	89	1	10	2,950

Cash and cash equivalents at year-end	443	154	3	157	2	8	610

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2004

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Handsets	2,718	1,431	166	1,597	43	—	4,358
Services	—	135	1	136	—	—	136

Net sales	2,718	1,566	167	1,733	43	—	4,494
Salaries and social security	(491)	(80)	(10)	(90)	(12)	(1)	(594)
Taxes	(148)	(144)	(8)	(152)	(1)	—	(301)
Maintenance, materials and supplies	(184)	(28)	(6)	(34)	(15)	—	(233)
Bad debt expense	8	(11)	(1)	(12)	(1)	—	(5)
Interconnection costs	(135)	—	—	—	—	—	(135)
Cost of international outbound calls	(82)	—	—	—	—	—	(82)
Lease of circuits	(34)	(8)	(4)	(12)	—	—	(46)
Fees for services	(81)	(18)	(2)	(20)	(1)	(1)	(103)
Advertising	(27)	(57)	(7)	(64)	(2)	—	(93)
Cost of wireless handsets	—	(233)	(4)	(237)	—	—	(237)
Agent commissions and distribution of prepaid cards commissions	(18)	(139)	(20)	(159)	—	—	(177)
Other commissions	(36)	(23)	(2)	(25)	—	—	(61)
Roaming	—	(65)	—	(65)	—	—	(65)
Charges for TLRD	—	(124)	(13)	(137)	—	—	(137)
Others	(109)	(58)	(13)	(71)	(1)	(1)	(182)

Operating income (loss) before depreciation and amortization	1,381	578	77	655	10	(3)	2,043
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(48)	(28)	(17)	(45)	(1)	—	(94)

Operating income (loss)	100	269	25	294	6	(3)	397
Equity gain from related companies	—	—	—	—	(2)	—	(2)
Financial results, net	(989)	(166)	(18)	(184)	1	—	(1,172)
Other expenses, net	(68)	(11)	1	(10)	—	7	(71)
Gain on debt restructuring	(21)	223	7	230	—	—	209

Net income (loss) before income tax and minority interest	(978)	315	15	330	5	4	(639)
Income tax	—	(6)	(18)	(24)	(2)	(1)	(27)
Minority interest	—	—	3	3	—	302	305

Net income (loss)	(978)	309	—	309	3	305	(361)

(a)	Includes net sales of $38, operating income before depreciation of $14, operating profit of $13 and net income of $13 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	5,387	1,352	155	1,507	1	—	6,895
Intangible assets, net	84	648	38	686	3	—	773
Capital expenditures	183	232	34	266	—	—	449
Depreciation of fixed assets	(1,233)	(281)	(35)	(316)	(3)	—	(1,552)
Amortization of intangible assets	(50)	(29)	(19)	(48)	(1)	—	(99)

•	Cash flow information

Cash flows provided by (used in) operating activities	1,754	366	81	447	(1)	(4)	2,196

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(208)	(233)	(32)	(265)	—	—	(473)
Decrease in investments not considered as cash and cash equivalents	(465)	69	18	87	—	—	(378)

Total cash flows provided by (used in) investing activities	(673)	(164)	(14)	(178)	—	—	(851)

Cash flows from financing activities:
Debt proceeds	—	(381)	(90)	(471)	—	—	(471)
Payment of interest and debt-related expenses	(17)	(116)	(21)	(137)	—	—	(154)

Total cash flows used in financing activities	(17)	(497)	(111)	(608)	—	—	(625)

Increase (decrease) in cash and cash equivalents	1,064	(295)	(44)	(339)	(1)	(4)	720
Cash and cash equivalents at the beginning of year	1,786	383	45	428	2	14	2,230

Cash and cash equivalents at year-end	2,850	88	1	89	1	10	2,950

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

12. Segment information (continued)

For the year ended December 31, 2003

•	Income statement information

	Voice, data and Internet (a)	Wireless			Directories publishing	Nortel	Total
		Personal	Nucleo	Subtotal
Handsets	2,556	989	158	1,147	34	—	3,737
Services	—	15	1	16	—	—	16

Net sales	2,556	1,004	159	1,163	34	—	3,753
Salaries and social security	(424)	(64)	(10)	(74)	(8)	(1)	(507)
Taxes	(150)	(102)	(4)	(106)	—	—	(256)
Maintenance, materials and supplies	(117)	(27)	(6)	(33)	(14)	—	(164)
Bad debt expense	3	(8)	(2)	(10)	(4)	—	(11)
Interconnection costs	(136)	—	—	—	—	—	(136)
Cost of international outbound calls	(76)	—	—	—	—	—	(76)
Lease of circuits	(29)	(3)	(6)	(9)	—	—	(38)
Fees for services	(83)	(9)	(4)	(13)	(2)	(2)	(100)
Advertising	(23)	(14)	(6)	(20)	(1)	—	(44)
Cost of wireless handsets	—	(22)	—	(22)	—	—	(22)
Agent commissions and distribution of prepaid cards commissions	(21)	(60)	(15)	(75)	—	—	(96)
Other commissions	(36)	(20)	(8)	(28)	—	—	(64)
Roaming	—	(39)	—	(39)	—	—	(39)
Charges for TLRD	—	(51)	(11)	(62)	—	—	(62)
Others	(100)	(45)	(10)	(55)	(2)	—	(157)

Operating income (loss) before depreciation and amortization	1,364	540	77	617	3	(3)	1,981
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	—	(1,768)
Amortization of intangible assets	(63)	(32)	(14)	(46)	—	—	(109)

Operating income (loss)	(135)	220	24	244	(2)	(3)	104
Equity gain from related companies	—	—	—	—	2	—	2
Financial results, net	(132)	134	34	168	12	7	55
Other expenses, net	(121)	(37)	—	(37)	(10)	1	(167)
Gain on debt restructuring	280	90	—	90	6	—	376

Net income (loss) before income tax and minority interest	(108)	407	58	465	8	5	370
Income tax	—	—	11	11	(4)	—	7
Minority interest	—	—	(21)	(21)	—	(159)	(180)

Net income (loss)	(108)	407	48	455	4	(154)	197

(a)	Includes net sales of $34, operating income before depreciation of $17, operating profit of $17 and net income of $17 corresponding to Telecom Argentina USA.

•	Balance sheet information

Fixed assets, net	6,443	1,405	149	1,554	4	—	8,001
Intangible assets, net	110	677	54	731	4	—	845
Capital expenditures	52	55	17	72	—	—	124
Depreciation of fixed assets	(1,436)	(288)	(39)	(327)	(5)	—	(1,768)
Amortization of intangible assets	(67)	(32)	(16)	(48)	—	—	(115)

•	Cash flow information

Cash flows provided by (used in) operating activities	1,521	427	72	499	7	(6)	2,021

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(61)	(16)	(77)	—	—	(168)
Decrease in investments not considered as cash and cash equivalents	(85)	(74)	(18)	(92)	—	—	(177)

Total cash flows provided by (used in) investing activities	(176)	(135)	(34)	(169)	—	—	(345)

Cash flows from financing activities:
Decrease in debt	—	—	(11)	(11)	—	—	(11)
Repurchase of debt	(328)	(87)	—	(87)	(7)	—	(422)
Payment of interest and debt-related expenses	(295)	(36)	(16)	(52)	—	—	(347)
Inter-segment transfers of cash	5	(5)	—	(5)	—	—	—

Total cash flows used in financing activities	(618)	(128)	(27)	(155)	(7)	—	(780)

Increase (decrease) in cash and cash equivalents	727	164	11	175	—	(6)	896
Cash and cash equivalents at the beginning of year	1,059	219	34	253	2	20	1,334

Cash and cash equivalents at year-end	1,786	383	45	428	2	14	2,230

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

13. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	507	141	175	152
June 30,	1,348	463	80	124	97
September 30,	1,472	510	125	(208)	637
December 31,	1,661	520	156	(397)	(159)

	5,718	2,000	502	(306)	727

Year 2004:
March 31,	1,017	493	64	95	67
June 30,	1,053	489	67	(393)	(194)
September 30,	1,141	499	76	(324)	(143)
December 31,	1,283	562	190	(550)	(91)

	4,494	2,043	397	(1,172)	(361)

Year 2003:
March 31,	851	452	(25)	961	497
June 30,	899	490	17	58	206
September 30,	961	503	30	(490)	(279)
December 31,	1,042	536	82	(474)	(227)

	3,753	1,981	104	55	197

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31, 2005	As of December 31, 2004
ASSETS
Current Assets
Investments	8	10
Other receivables	—	1

Total current assets	8	11

Non-Current Assets
Investments	1,005	275

Total non-current assets	1,005	275

TOTAL ASSETS	$1,013	$286

LIABILITIES
Current Liabilities
Taxes payable	2	1
Other liabilities	—	1

Total current liabilities	2	2

TOTAL LIABILITIES	$2	$2

SHAREHOLDERS’ EQUITY	$1,011	$284

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,013	$286

Statements of income:

	Years ended December 31,
	2005	2004	2003
General and administrative expenses	$(2)	$(3)	$(3)
Equity gain (loss) from related companies	730	(364)	192
Financial results, net	—	—	7
Other (expenses) income, net	(1)	7	1

Net income (loss) before income tax	727	(360)	197
Income tax, expense	—	(1)	—

	$727	$(361)	$197

Condensed statements of cash flows:

	Years ended December 31,
	2005	2004	2003
Cash flows used in operating activities	$(2)	(4)	$(6)

Decrease in cash and cash equivalents	(2)	(4)	(6)
Cash and cash equivalents at the beginning of year	10	14	20

Cash and cash equivalents at year end	$8	10	14

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases (a)	As of the end of the year
Land	118		—	—	—	(8)	110
Building	1,544		—	—	6	(47)	1,503
Tower and pole	323		—	—	10	—	333
Transmission equipment	5,220	(*)	10	12	81	(40)	5,283
Switching equipment	3,922		3	4	184	(28)	4,085
Power equipment	534		1	2	9	(2)	544
External wiring	5,951		—	—	58	(38)	5,971
Telephony equipment and instruments	883		3	6	7	(2)	897
Wireless handsets lent to customers at no cost	342		3	5	—	(3)	347
Vehicles	114		18	—	—	(5)	127
Furniture	108		1	1	—	—	110
Installations	241		—	1	79	(1)	320
Improvements in third parties buildings	102		—	—	(73)	(1)	28
Computer equipment	2,582		19	6	57	(18)	2,646
Work in progress	147	(**)	495	—	(418)	(2)	222

Subtotal	22,131		553	37	—	(195)	22,526
Asset retirement obligations	13		8		—	—	21
Materials	96	(***)	56	—	—	(58)	94

Total as of December 31, 2005	22,240		617	37	—	(253)	22,641

Total as of December 31, 2004	21,818		500	16	—	(94)	22,240

(*)	Includes $2 transferred from materials.
(**)	Includes $189 transferred from materials.
(***)	Net of $191 transferred to fixed assets.

	Depreciation							Net carrying value as of December 31, 2005	Net carrying value as of December 31, 2004
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Foreign currency translation adjustments	Decreases and transfers (a)	Accumulated as of the end of the year
Land	—	—		—	—	—	—	110	118
Building	(684)	4 – 9		(65)	—	18	(731)	772	860
Tower and pole	(213)	7		(19)	—	—	(232)	101	110
Transmission equipment	(3.589)	10 – 14		(427)	(5)	19	(4.002)	1.281	1.631
Switching equipment	(2.994)	10 – 14		(283)	(2)	39	(3.240)	845	928
Power equipment	(365)	10		(45)	(1)	5	(406)	138	169
External wiring	(3.880)	6		(318)	—	35	(4.163)	1.808	2.071
Telephony equipment and instruments	(744)	10 – 18		(51)	(2)	2	(795)	102	139
Wireless handsets lent to customers at no cost	(337)	50		(6)	(4)	3	(344)	3	5
Vehicles	(98)	20		(6)	—	5	(99)	28	16
Furniture	(84)	10		(6)	(1)	—	(91)	19	24
Installations	(181)	10 – 25		(16)	(1)	(65)	(263)	57	60
Improvements in third parties buildings.	(74)	2		—	—	66	(8)	20	28
Computer equipment	(2.094)	19 – 33		(209)	(5)	11	(2.297)	349	488
Work in progress	—	—		—	—	—	—	222	147

Subtotal	(15.337)			(1.451)	(21)	138	(16.671)	5.855	6.794
Asset retirement obligations	(8)			(3)			(11)	10	5
Materials	—			—	—	—	—	94	96

Total as of December 31, 2005	(15.345)		(b)	(1.454)	(21)	138	(16.682)	5.959	6.895

Total as of December 31, 2004	(13.817)		(c)	(1.552)	(8)	32	(15.345)	6.895

(a)	Includes $(12) corresponding to the carrying value of the reversal of capitalized foreign currency exchange differences included in Gain on debt restructuring and $(34) corresponding to the carrying value of the buildings held for sale included in Other assets.
(b)	Includes $(117) corresponding to the depreciation of capitalized foreign currency exchange differences.
(c)	Includes $(119) corresponding to the depreciation of capitalized foreign currency exchange differences.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions		Foreign currency translation adjustments	As of the end of the year
Software obtained or developed for internal use	431		—	2	433
Debt issue costs	81	(c)	17	1	99
PCS license	662		—	—	662
Band B license (Paraguay)	123		—	13	136
Rights of use	69		19	—	88
Exclusivity agreements	98		—	—	98
Trademarks	8		—	—	8

Total as of December 31, 2005	1,472		36	16	1,524

Total as of December 31, 2004	1,440		24	8	1,472

	Amortization					Net carrying value as of December 31, 2005	Net carrying value as of December 31, 2004
Principal account	Accumulated as of the beginning of the year	Amount		Foreign currency translation adjustments	Accumulated as of the end of the year
Software obtained or developed for internal use	(373)		(21)	(3)	(397)	36	58
Debt issue costs	(78)		(4)	(1)	(83)	16	3
PCS license	(71)		—	—	(71)	591	591
Band B license (Paraguay)	(89)		(15)	(9)	(113)	23	34
Rights of use	(23)		(4)	—	(27)	61	46
Exclusivity agreements	(60)		(4)	—	(64)	34	38
Trademarks	(5)		—	—	(5)	3	3

Total as of December 31, 2005	(699)	(a)	(48)	(13)	(760)	764	773

Total as of December 31, 2004	(595)	(b)	(99)	(5)	(699)	773

a)	An amount of $(39) is included in cost of services, $(5) in selling expenses, $(2) in financial results, net and $(2) in Gain on debt restructuring.
b)	An amount of $(43) is included in cost of services, $(4) in general and administrative expenses, $(47) in selling expenses and $(5) in financial results, net.
c)	Corresponds to the issuance of Telecom Personal’s Notes.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/ Market value	Number of securities/ shares	Net realizable value as of December 31, 2005	Cost value as of December 31, 2005	Book value as of December 31, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond		$1	8,399,999	12	9	12	10
Discount Peso Bond		$1	11,358,852	15	11	15	—
Discount US$ Bond		US$ 1	3,894,131	13	11	13	—
Argentina 2004 Bond		US$ 1		—	—	—	79
Other bonds		Euro 1		—	—	—	218

Total government bonds				40	31	40	307

Mutual funds
ROBLE$		$1.1	4,579,912	5	5	5	—
Other		$1		—	—	—	41

Total mutual funds				5	5	5	41

Equity investments
Intelsat Ltd.				—	—	—	8
Total equity investments				—	—	—	8

Total current investments				45	36	45	356

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(d) Current investments

	Cost as of December 31, 2005	Book value as of
		December 31, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$319	$319	$2,625
In Argentine pesos	240	240	252

Subtotal	559	559	2,877

With an original maturity of more than three months
In foreign currency	$—	$—	$411
In Argentine pesos	—	—	52

Subtotal	—	—	463

Total current investments	$559	$559	$3,340

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of December 31, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104		29	—	(32)	101
Allowance for obsolescence	3		7	1	(1)	10
Impairment loss on the Argentina 2004 bond	56		—	—	(56)	—
Allowance for doubtful accounts	—		6	—	—	6

Total deducted from current assets	163		42	1	(89)	117

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	695		—	—	(415)	280
Allowance for doubtful accounts	6		4	—	—	10
Allowance for obsolescence	—		11	(1)	—	10

Total deducted from non-current assets	701		15	(1)	(415)	300

Total deducted from assets	864	(a)	57	—	(504)	417

Included under current liabilities
Provision for commissions	14		86	—	(48)	52
Provision for contingencies	16		—	55	(13)	58

Total included under current liabilities	30		86	55	(61)	110

Included under non-current liabilities
Provision for contingencies	214		88	(55)	—	247

Total included under non-current liabilities	214		88	(55)	—	247

Total included under liabilities	244	(b)	174	—	(61)	357

(a)	Includes $29 in selling expenses and $28 in other expenses, net.
(b)	Includes $86 in selling expenses and $88 in other expenses, net.
(c)	As of December 31, 2005 and 2004 this allowance is included in Taxes payable non-current.

Items	Opening balances	Additions		Reclassifications	Deductions	As of December 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112		5	—	(13)	104
Allowance for obsolescence	2		1	—	—	3
Impairment loss on the Argentina 2004 bond	—		56	—	—	56

Total deducted from current assets	114		62	—	(13)	163

Deducted from non-current assets
Valuation allowance of net deferred tax assets (c)	457		238	—	—	695
Allowance for doubtful accounts	5		1	—	—	6

Total deducted from non-current assets	462		239	—	—	701

Total deducted from assets	576	(d)	301	—	(13)	864

Included under current liabilities
Provision for commissions	1		25	—	(12)	14
Provision for contingencies	14		—	20	(18)	16

Total included under current liabilities	15		25	20	(30)	30

Included under non-current liabilities
Provision for contingencies	210		24	(20)	—	214

Total included under non-current liabilities	210		24	(20)	—	214

Total included under liabilities	225	(e)	49	—	(30)	244

(d)	Includes $5 in selling expenses, $2 in other expenses, net, $56 in financial results, net and $238 in income tax expenses.
(e)	Includes $25 in selling expenses and $24 in other expenses, net.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(f) Cost of services

	Years ended December 31,
	2005	2004	2003
Inventory balance at the beginning of the year	$82	$16	$18
Plus:
Purchases	664	326	38
Holding results on inventories	(14)	(6)	(5)
Wireless handsets lent to customers at no cost (a)	(3)	(8)	(3)
Replacements	(3)	(9)	(10)
Cost of services (Note 15.h)	3,091	2,731	2,621
Less:
Inventory balance at year end	(113)	(82)	(16)

COST OF SERVICES	$3,704	$2,968	$2,643

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Years ended December 31,
	2005	2004	2003
Handsets
Net sales	$332	$136	$16
Cost of sales	(613)	(237)	(22)

Gross loss from handsets	$(281)	$(101)	$(6)

Services
Net sales	$5,386	$4,358	$3,737
Cost of sales	(3,091)	(2,731)	(2,621)

Gross profit from services	$2,295	$1,627	$1,116

TOTAL GROSS PROFIT	$2,014	$1,526	$1,110

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(g) Foreign currency assets and liabilities

	As of December 31, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	G	6,545	0.00049	3	—
Bank accounts	US$	2	3.03200	$7	$12
		¥453	0.02575	12	—
	G	2,036	0.00049	1	1
Investments
Time deposits	US$	81	3.03200	244	1,517
	EURO	20	3.58690	73	1,515
	G	2,904	0.00049	2	4
Government bonds	EURO	—	—	—	218
	US$	4	3.03200	13	79
Impairment loss on the Argentina 2004 bond	US$	—	—	—	(56)
Accounts receivable
	US$	12	3.03200	35	48
	G	50,970	0.00049	26	41
Related parties	US$	1	3.03200	4	—
Other receivables
Tax credits	G	4,528	0.00049	2	3
Prepaid expenses	US$	—	3.03200	—	2
Others	US$	—	3.03200	—	10
	G	3,579	0.00049	1	1

Total assets				$423	$3,395

Current liabilities
Accounts payable
Suppliers	US$	37	3.03200	$111	$169
	G	12,646	0.00049	6	6
	SDR	—	—	—	5
	EURO	4	3.58690	15	5
Deferred revenues	G	9,394	0.00049	5	2
Related parties	US$	—	—	—	14
Debt
Notes – Principal	US$	172	3.03200	521	644
	EURO	47	3.58690	168	4,709
		¥1,078	0.02575	28	—
Banks loans and others – Principal	US$	3	3.03200	9	1,026
		¥—	—	—	80
Fixed assets financing – Principal	US$	—	—	—	978
	EURO	—	—	—	157
		¥—	—	—	340
Accrued interest	US$	12	3.03200	37	369
	EURO	5	3.58690	17	851
		¥43	0.02575	1	26
Derivatives	US$	15	3.03200	46	—
Penalty interest	US$	—	—	—	92
	EURO	—	—	—	71
		¥—	—	—	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,036	0.00049	1	—
Taxes payable
Income tax	G	17,087	0.00049	8	1
VAT	G	2,036	0.00049	1	—
Other liabilities
Other	US$	1	3.03200	3	—
	G	1,060	0.00049	1	1
Non-current liabilities
Debt
Notes – Principal	US$	679	3.03200	2,060	—
	EURO	404	3.58690	1,448	—
		¥9,327	0.02575	240	—
Banks loans and others – Principal	US$	99	3.03200	299	1,260
Gain on discounting of debt	US$	(13)	3.03200	(38)	(41)
	EURO	(54)	3.58690	(193)	—
		¥(1,784)	0.02575	(46)	—
Derivatives	US$	10	3.03200	31	—
Taxes payable
Deferred tax liabilities	G	4,073	0.00049	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	11	3.03200	32	29

Total liabilities				$4,813	$10,807

(i)	US$ = United States dollars; SDR = Special drawing rights; G= Guaraníes; ¥ = Yen.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

(h) Expenses

	Expenses			Year ended December 31, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$321	$123	$242	$686
Depreciation of fixed assets	1,278	38	138	1,454
Amortization of intangible assets	39	—	5	44
Taxes	140	13	24	177
Turnover tax	218	—	—	218
Maintenance, materials and supplies	244	12	49	305
Transportation and freight	14	5	28	47
Insurance	5	1	6	12
Energy, water and others	37	4	9	50
Bad debt expense	—	—	29	29
Interconnection costs	144	—	—	144
Cost of international outbound calls	94	—	—	94
Lease of circuits	48	—	—	48
Rental expense	47	3	10	60
Fees for services	30	50	79	159
Advertising	—	—	152	152
Agent commissions and distribution of prepaid cards commissions	—	—	386	386
Other commissions	—	—	82	82
Roaming	115	—	—	115
Charges for TLRD	271	—	—	271
Others	46	2	22	70

Total	$3,091	$251	$1,261	$4,603

	Expenses			Year ended December 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$295	$97	$202	$594
Depreciation of fixed assets	1,342	36	174	1,552
Amortization of intangible assets	43	4	47	94
Taxes	103	5	27	135
Turnover tax	166	—	—	166
Maintenance, materials and supplies	184	6	43	233
Transportation and freight	9	3	23	35
Insurance	16	4	5	25
Energy, water and others	25	7	10	42
Bad debt expense	—	—	5	5
Interconnection costs	135	—	—	135
Cost of international outbound calls	82	—	—	82
Lease of circuits	46	—	—	46
Rental expense	39	4	12	55
Fees for services	26	49	28	103
Advertising	—	—	93	93
Agent commissions and distribution of prepaid cards commissions	—	—	177	177
Other commissions	—	13	48	61
Roaming	65	—	—	65
Charges for TLRD	137	—	—	137
Others	18	4	3	25

Total	$2,731	$232	$897	$3,860

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

15. Other financial statement information (continued)

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	$91	$154	$507
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	45	2	62	109
Taxes	92	2	25	119
Turnover tax	137	—	—	137
Maintenance, materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Insurance	18	4	5	27
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for services	22	37	41	100
Advertising	—	—	44	44
Agent commissions and distribution of prepaid cards commissions	—	—	96	96
Other commissions	—	13	51	64
Roaming	39	—	—	39
Charges for TLRD	62	—	—	62
Others	13	3	2	18

Total	$2,621	$222	$784	$3,627

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	185	—		—	—	—	—	—

Not due

First quarter 2006	602	503	60		811	39	58	206	22
Second quarter 2006	—	14	3		2	464	10	18	5
Third quarter 2006	—	3	3		—	17	9	—	1
Fourth quarter 2006	—	—	10		11	414	27	—	3
Jan. 2007 thru Dec. 2007	—	—	107		—	1,070	6	—	4
Jan. 2008 thru Dec. 2008	—	—	5		—	1,047	7	—	4
Jan. 2009 and thereafter	—	—	157		—	2,127	17	—	74
Not date due established	2	—	—		—	(277)	—	92	(4)

Total not due	604	520	345		824	4,901	134	316	109

Total as of December 31, 2005	604	705	345	(a)	824	4,901	134	316	109

Balances bearing interest	602	210	—		—	4,901	—	—	22
Balances not bearing interest	2	495	345		824	—	134	316	87

Total	604	705	345		824	4,901	134	316	109

Average annual interest rate (%)	4.99	(b)	—		—	(c)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See Note 8.
(c)	$139 bear 50% over the Banco Nación Argentina notes payable discount rate and $71 bear 18.85%.

16. Subsequent events

• Extraordinary Meeting of Noteholders– Consent Solicitation

On February 24, 2006, Telecom Argentina called for an extraordinary meeting of note holders to be held on March 27, 2006. Telecom Argentina is soliciting the consent of note holders to amend the Trust Agreement dated August 31, 2005 entered into by Telecom Argentina and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The proposed amendments are as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Telecom Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Telecom Personal any dividend received by Telecom Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Subsequent events (continued)

Pursuant to the Trust Agreement, any proposed amendment will be binding to all parties provided that an affirmative vote of at least the majority of the US dollar equivalent of the outstanding principal amount of the notes (voting as one class) is obtained from note holders present and/or represented in a meeting with the required quorum. The required quorum to hold a meeting on first call is at least 60% of the outstanding principal amount of the notes, while to hold a meeting on second call the required quorum is at least 30% of the outstanding principal amount of the notes.

Telecom Argentina has agreed to pay a consent fee to beneficial holders of the notes who shall give instructions to vote the amendments favorably provided the amendments are approved and become binding. The consent fee will be equal to 0.5% of the outstanding principal amount of the notes for which instructions are received.

Telecom Argentina shall also pay a processing fee to those holders who process instructions received from beneficial holders provided that the outstanding principal amount of the beneficiary holder is equal or lower to US$ 500,000 or its equivalent in other currencies. The processing fee will be equal to 0.25% of the outstanding principal amount of the notes for which instructions are received.

•	Refinancing of Nucleo’s financial debt

On February 27, 2006, Nucleo cancelled its remaining financial debt with banks, which had been refinanced in November 2004 (equivalent to US$ 4.4 million), together with a part of Personal’s Promissory Note (equivalent to US$ 3.5 million). The funds used for said cancellations derived from two loans from Paraguayan banks for a total amount of US$ 5.9 million, and from Nucleo’s own funds (US$ 2 million).

The terms and conditions of the new loans entered into between Nucleo and the Paraguayan banks include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan and the payment of compensation shall be made in semiannual payments, the later of which to be paid on February 27, 2009.

•	the debt shall accrue interest at an annual nominal rate of 5.9% for its effective first year, and shall be adjusted according to LIBOR variations, in accordance with the conditions of each contract in particular.

Additionally, and among other standard provisions for this type of transaction, the new contracts stipulate that Nucleo is bound to comply with requirements related to the maintenance of the financial ratios (as, for example, Net financial debt/ EBITDA, Financial debt/equity and liquidity ratio).

•	Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) (Renegotiation and Analysis of Contracts of Public Services Division)

On March 6, 2006, Telecom Argentina signed a Letter of Understanding with the UNIREN on behalf of the Argentine Government. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter shall constitute the necessary background for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (Minutes of Agreement of the Renegotiation of the Transfer Agreement) approved by Decree No. 2,332/90, as stated in Section 9 of Law No. 25,561.

The main terms and conditions of the Letter of Understanding include:

•	The technical supervising offices (CNC and UNIREN) have determined that Telecom Argentina satisfactorily complied with most requirements contemplated in the Transfer Agreement and by the regulatory framework; and those requirements not fulfilled had been dealt with through sanctions; matters relating to Telecom Argentina’s usual and regular activities as a Licensee remain pending, and shall be determined by June 30, 2006;

•	Telecom Argentina’s commitment to invest in the technological development and updating of its net;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•	The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications companies that shall take part in the process;

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

16. Subsequent events (continued)

•	Telecom Argentina’s commitment and the commitment of its indirect stockholders Telecom Italia S.p.A. and W de Argentina Inversiones SL, to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and to the License granted to Telecom Argentina by Decree No. 2,347/90, after 30 days from the end of the public hearing which shall be convened to deal with the Letter of Understanding have elapsed, and to discontinue said claims, appeals and petitions after the Minutes of Agreement of the Renegotiation have been ratified;

•	An adjustment shall be made to increase the ending termination charge of international incoming calls to a local area to be equivalent to international values, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

The Letter of Understanding shall be subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions shall form the foundation for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes.

Oscar Carlos Cristianci
President

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Nortel Inversora S.A.

1.	We have audited the accompanying consolidated balance sheets of Nortel Inversora S.A. (“the Company” or “Nortel”) and its consolidated subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a selective test basis, the evidence supporting the information contained in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as assessing the presentation of the financial statement taken as a whole. We believe that our audits provide a reasonable basis for our opinion.

3.	Our audit report on the consolidated financial statements of Nortel as of December 31, 2004, dated March 8, 2005, included qualifications related to:

i. a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in Note 3.c.

ii. an uncertainty related to the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom (“Telecom”, a subsidiary controlled by Nortel) and the outcome of the restructurings of the financial indebtedness of Telecom and the preparation of the consolidated financial statements as a going concern.

In connection with 3.i., as of December 31, 2005, this effect is no longer material to the consolidated financial statements of Nortel.

In connection with 3.ii., and as mentioned in Note 8 to the consolidated financial statements, this uncertainty has been resolved due to the completion of the debt restructuring process of Telecom occurred in August 2005. Accordingly, our qualifications on the consolidated financial statements as of December 31, 2004, related to the uncertainty mentioned in this paragraph, differ from such originally reported.

4.	In our opinion, except for the situation mentioned in paragraph 3.i. of this report (only related to the financial statements as of December 31, 2004 and 2003), the consolidated financial statements mentioned in paragraph 1, present fairly, in all material respects, the consolidated financial position of Nortel and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in Argentina.

5.	In compliance with current regulations, we report that:

a.	the financial statements of Nortel have been transcribed to the Inventory and Balance Sheet book and comply, as regards to those matters that are within our competence, with relevant rules and regulations of the Commercial Corporation Law and CNV;

b.	the consolidated financial statements of Nortel at December 31, 2005 arise form accounting records carried in all formal respects in accordance with current legal regulations;

c.	we have read the Summary of Activity on the financial statements for the years ended December 31, 2005, 2004 and 2003, on which, as regards to those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3.i. of this audit report (only related to the financial statements as of December 31, 2004 and 2003);

The financial information included in the Summary of Activity for the years ended December 31, 2002 and 2001, was covered by, Pistrelli, Henry Martin y Asociados S.R.L. that issued, on March 10, 2003, a qualified opinion related to the financial statements as of such dates.

d.	as of December 31, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $12.104, none of which was claimable at that date.

e.	during the fiscal year ended December 31, 2005, we have billed audit and audit related service fees rendered to the Company, which represent 100% of the total fees for all services billed to the Company, 4% of total audit and audit related services billed to the Company, its parent company, its subsidiaries and its affiliates, and 4% of the total fees invoiced to the Company, its parent company, its subsidiaries and its affiliates.

City of Buenos Aires, March 9, 2006

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Dr. Juan C. Grassi

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SUMMARY OF ACTIVITY ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005

(In millions of Argentine pesos or as expressly indicated)

1. The Company

•	The Company’s Shareholders’ meeting decisions

The Annual Ordinary Shareholders’ Meeting held on April 27, 2005 and the Special Meeting of Preferred Shares “A” and Preferred Shares “B” Shareholders held on May 24, 2005 approved, among other issues:

•	Fiscal year 2004, Annual Report and Financial Statements.

•	The Board of Director’s proposal that all of the negative retained earnings as of December 31, 2004 be carried forward and that a decision as to the application of Section 206 of the Argentine Companies Law to the Company be postponed until the conclusion of Telecom Argentina’s financial debt restructuring process, except to a rule suspends or eliminates the application of referred Section 206 (as it took place after the Annual Ordinary Shareholders’ Meeting, when the Argentine Government suspended the application of Section 206 until December 10, 2005).

•	The election of regular and alternate Board members, and the election of regular and alternate members of the Supervisory Committee (for the 17th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2005.

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

Subsequently, as a consequence of the effects of the Telecom debt restructuring, as of December 31, 2005 the Company is not under provision of the application of Section 206 of the Argentine Companies Law

•	The Company’s results

The Company reached net gain of $727 million for year ended December 31, 2005 (“FY05”). This gain was mainly generated by equity income from related companies.

2. The Telecom Group

Telecom Argentina reached a consolidated net income of $1,334 million for FY05 mainly due to the positive effect of $1,424 million as a consequence of the closing of the debt restructuring process of Telecom Argentina. Comparatively, consolidated net loss for the year ended December 31, 2004 (“FY04”) was $666 million.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY05 represented 35%, 9% and 23% of net revenues, respectively; compared with 46%, 9% and (15%), respectively, for FY04.

•	Consolidated net revenues

Consolidated net revenues for FY05 totaled $5,718 million, an increase of $1,224 million or 27%, compared with $4,494 million for FY04, mainly as a consequence of the increase in revenues generated by the cellular business.

The evolution of the consolidated net revenues for the different activities was as follows:

Fixed telephony (Voice, data and Internet)

•	Voice

In fixed telephony operations, local measured service revenues increased by $6 million to $524 million. Domestic long distance (“DLD”) revenues increased by $8 million reaching $449 million. Revenues in both services increased as a consequence of a higher number of lines in service.

Total traffic volume (Local and DLD) measured in minutes increased by 2% compared to FY04.

Monthly charges increased by $41 million, or 6%, to $676 million, mainly due to the increase in customer lines that had reached 3,625,000, equivalent to an increase of 4%. It must be noted that the number of lines in service recovered by the end of 2005 to the same level it had as of December 2001, when the economic crisis began.

Revenues generated by interconnection services increased by $44 million, or 21%, to $254 million, mainly due to the increases in cellular traffic transported and terminated on Telecom’s fixed line network.

During FY05 international telephony activities generated revenues of $224 million, increasing by $9 million or 4%. This increase was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $467 million, representing an increase of $51 million, or 12%, due to the increase in ADSL connections as a consequence of commercial policies, an enhanced portfolio of products and an increased coverage of the services.

As of December 31, 2005, total lines in service with ADSL connections amounted to 226,000, an increase of 98,000, or 77%. ADSL subscribers with Telecom ISP reached approximately 162,000, increasing by 100% while Internet dial-up customers reached approximately 125,000, decreasing 18%. In addition, migration of customers to ADSL connections has caused a decrease in dial-up traffic.

Cellular Telephony

The economic environment and the implementation of new technologies and state-of-the-art services fueled the significant growth in the cellular market, increasing penetration to over 50% of the population. This resulted in the increase of the customer base and consumption of cellular services.

In this context, total cellular subscribers of Telecom Personal in Argentina reached approximately 6,150,000 as of December 31, 2005, representing an increase of approximately 2,315,000 customers, or 60%. This increase in the client base was fueled by an significant growth in the number of GSM subscribers, which currently represents 64% of the total customer base.

The customer base in Argentina as of December 31, 2005 amounted to approximately 4,038,000 prepaid subscribers, representing 66% of the total customer base, and approximately 2,112,000 postpaid subscribers, representing the remaining 34% (including clients of “Cuentas Claras” a hybrid prepaid/postpaid product). These percentages were 74% and 26%, respectively, as of December 31, 2004. The substantial improvement in the composition of the customer base resulted from the strategy of Telecom Personal in Argentina of focusing in the acquisition of high-value subscribers and increasing the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Telecom Personal in Argentina revenues, after inter-company revenue elimination, reached $2,797 million, increasing by $1,064 million, or 61%. This growth is explained by the increase in the customer base, total traffic, and sales of handsets.

In spite of the strong competition, the average monthly revenue per customer in Argentina increased to $36, or 3%, when compared with FY04. Additionally, total cellular traffic increased by 55% when compared with FY04. Outgoing SMS grew from an average of 33 million per month in FY04 to an average of 243 million per month in FY05.

Nucleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated the equivalent of $221 million in revenues during FY05 representing an increase of $54 million, or 32%.

As of December 31, 2005, Nucleo had approximately 651,000 customers, an increase of 149,000, or 30%. Nucleo’s postpaid and “Cuentas Claras” subscribers increased by 29% reaching 121,000 clients, representing 19% of the customer base. Prepaid customers increased by 30%, reaching 530,000, equivalent to 81% of the customer base. GSM subscribers as of December 31, 2005 represented 43% of the subscriber base.

Directories publishing

Publicom sales increased by $7 million, or 16%, reaching $50 million due to the higher advertising space sales and the acquisition of new customers. Customer base grew by 39% in FY05.

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for FY05 increased by $1,119 million, or 27%, to $5,216 million. The evolution of costs is mainly related to the increase in sales, the effect of inflation in the overall cost structure and the competition in the mobile telephony business in Argentina. For example, subscriber acquisition costs (including handset subsidies, agent commissions and advertising) increased by $391 million, or 157%, reaching $640 million.

•	Investments

Of the total amount of $553 million invested in fixed assets during FY05, $260 million, or 47%, corresponds to fixed-line telephony, data transmission and Internet, and $293 million or 53% to the cellular business. The most significant expenditures in the cellular business are related to the development and expansion of the GSM network.

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Other matters

Telecom Personal debt refinancing

On December 22, 2005, Telecom Personal successfully concluded the refinancing of all the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million. The main objective of this transaction was to improve the amortization profile of the debt and to eliminate certain restrictions affecting the ability of Telecom Personal to continue developing its growing cellular business.

Bondholders’ Meeting - Consent Solicitation

Aiming to eliminate certain restrictions affecting the subsidiary Telecom Personal, Telecom Argentina has summoned to Holders of Notes to attend an Extraordinary Meeting to be held on March 27, 2006, in order to deal with some amendments to the covenants of the Notes issued under the Indenture dated August 31, 2005.

The Company is soliciting authorizations from holders of its Notes, authorizing representatives to vote in favor of the proposed modifications. The solicitation period will expire in March 17 , 2006.

Letter of Understanding with the Argentine Government

On March 6, 2006 the Company subscribed a Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) on behalf of the Argentine government.

Among the terms agreed upon, the Telecom Group committed to continue making investments in its network, the termination charge for incoming international calls will be increased and the hour bands for off-peak local tariffs will be reduced.

In addition, the Company and its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones, S.L., assume certain commitments related to demands presented or that could be presented in relation to the effects of Law No. 25,561 (Public Emergency Law).

Finally, the Executive Branch compromises its efforts to develop an adequate and homogeneous regulatory framework for the telecommunication industry. To that effect, a bill will be presented to the Legislative Branch.

3. Summary comparative consolidated balance sheets

	As of December 31,
	2005	2004	2003	2002	2001
Current assets	1,540	4,444	3,198	2,123	2,666
Non current assets	7,015	7,889	9,086	10,838	11,908

Total assets	8,555	12,333	12,284	12,961	14,574

Current liabilities	2,198	10,228	10,692	11,761	4,025
Non current liabilities	4,443	1,540	365	345	5,318

Total liabilities	6,641	11,768	11,057	12,106	9,343

Minority interest	872	257	561	379	2,380
Foreign currency translation adjustments	31	24	21	28	—
Shareholders’ equity	1,011	284	645	448	2,851

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	8,555	12,333	12,284	12,961	14,574

4. Summary comparative consolidated statements of operations

	Years ended December 31,
	2005	2004	2003	2002	2001
Net sales	5,718	4,494	3,753	4,012	7,056
Operating costs	(5,216)	(4,097)	(3,649)	(4,220)	(6,185)

Operating income (loss)	502	397	104	(208)	871
Equity gain (loss) from related companies	7	(2)	2	(23)	(6)
Amortization of goodwill	—	—	—	(10)	(18)
Financial results, net	(306)	(1,172)	55	(5,301)	(507)
Other expenses, net	(166)	(71)	(167)	(174)	(130)
Gain on debt restructuring	1,424	209	376	—	—

Net income (loss) before income tax and minority interest	1,461	(639)	370	(5,716)	210
Income tax benefit (expense), net	(122)	(27)	7	1,304	(112)
Minority interest	(612)	305	(180)	2,009	(45)

Net income (loss)	727	(361)	197	(2,403)	53

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

•	Fixed telephone service

	2005		2004		2003		2002		2001
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,828,147	2,338	3,803,006	2,334	3,800,085	(519)	3,802,464	64	3,800,058	3,598
Lines in service (a)	3,949,911	43,699	3,790,298	40,334	3,655,859	33,110	3,590,284	(19,846)	3,891,800	(429)
Customers lines	3,625,032	42,595	3,484,394	31,368	3,361,341	33,827	3,293,952	(16,390)	3,583,622	(3,057)
Public phones installed	82,771	(1,180)	83,847	561	80,127	681	79,812	—	82,176	(398)
Lines in service per 100 inhabitants (b)	20.8	0.2	20.1	0.3	19.6	0.2	19.4	(0.2)	21.2	(0.1)
Lines in service per employee	347	2	336	8	320	22	323	—	360	(19)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

•	Cellular telephone service

Personal

	2005		2004		2003		2002		2001
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,112,200	383,200	1,004,200	197,700	482,700	54,300	462,700	(47,200)	722,900	(61,100)
Prepaid subscribers	4,038,000	459,000	2,831,200	263,000	2,120,500	124,200	1,728,000	86,100	1,412,900	3,200

Total	6,150,200	842,200	3,835,400	460,700	2,603,200	178,500	2,190,700	38,900	2,135,800	(57,900)

Núcleo

	2005		2004		2003		2002		2001
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	120,700	8,700	94,300	2,100	79,100	3,800	73,700	(2,800)	70,100	6,300
Prepaid subscribers	529,800	50,800	408,100	42,700	448,000	4,000	445,200	(24,200)	430,400	16,700

Total	650,500	59,500	502,400	44,800	527,100	7,800	518,900	(27,000)	500,500	23,000

•	Internet

	2005		2004		2003		2002		2001
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	124,900	(11,800)	151,900	(4,700)	156,600	800	141,500	(1,600)	209,200	(37,400)
ADSL subscribers	226,000	41,800	127,700	13,900	71,400	8,200	42,700	4,100	28,900	11,800

Total	350,900	30,000	279,600	9,200	228,000	9,000	184,200	2,500	238,100	(25,600)

6. Consolidated ratios

December 31,	2005	2004	2003	2002	2001
Liquidity (1)	0.70	0.43	0.30	0.18	0.66
Solvency (2)	0.29	0.05	0.11	0.07	0.56
Locked up capital (3)	0.82	0.64	0.74	0.84	0.82
Pretax return on capital (4)	1.12	(0.78)	0.36	(1.46)	0.02

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.
(4)	Net income (loss)/ Shareholders’ equity average.

7. Outlook

During the FY05 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with important levels of growth. With respect to the evolution of prices and inflation, indications of acceleration in the pace of price increases started to arise. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy. Meanwhile, as a result of the increase of tax collection and to the control of expenditure, fiscal results continued to show important levels of surplus. It must be pointed out that the latter has shown an increase due to wages increases granted to people working in the public sector and to the passive sector.

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

With respect to the operations of the Telecom Group, the fixed-line business continued to register increases in the number of lines in service and levels of traffic and ADSL connections, but the incremental costs caused by the inflationary effect affected the margin of the business. However, the Telecom Group reached a higher level of operating profit.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

Regarding the debt of Telecom Argentina, on August 31, 2005 Telecom Argentina successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the outstanding debt, in accordance with the terms of the APE. As a consequence, Telecom Argentina recorded an unusual gain of $1,424 millions. Additionally, on October 17, 2006, Telecom Argentina made an optional prepayment for an aggregate amount of US$ 78 million.

On December 22, 2005, Telecom Personal successfully concluded the refinancing of all the debt instruments issued as a consequence of its financial restructuring process. The new debt incurred in this refinancing transaction was approximately US$381 million. The main objective of this transaction was to improve its debt profile, by modifying its interest rates and eliminating certain restrictive covenants.

Finally, on March 6, 2006 Telecom Argentina subscribed a Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) on behalf of the Argentine government. This Letter is the final step of the process of renegotiation of the agreements with the Argentine Government.

The closing of the debt restructuring and the renegotiation of the agreements with the Argentine Government processes was the necessary step so the Telecom Group could continue to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. This will allow the Telecom Group to continue undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. The Telecom Group expects that such actions will result in the improvement in the levels of profitability.

Oscar Carlos Cristianci
President

V

Item 2

Minutes of the Meeting No. 167: In the City of Buenos Aires, on the 28th day of March, 2006, at 11.30 a.m., the Board of Directors of NORTEL INVERSORA S.A. held a duly convened meeting, with the attendance of the undersigned Regular Directors and the members of the Supervisory Committee.

The meeting was presided over by Mr. Oscar Cristianci, who, after confirming there was a quorum, declared the meeting open and proceeded to business.

1) Joint notice of Annual Regular and Special Class A and B Shareholders’ Meeting.

The Chairman took the floor and stated that pursuant to the provisions of section 234, subparagraphs 1, 2, 3 and the last paragraph of Law 19550, the Board of Directors should call a joint Annual Regular and Special Class A and Class B Preferred Shareholders’ Meeting, and should also set the items to be dealt with on the Agenda.

After a short discussion, the Board of Directors unanimously resolved:

A)	To convene a joint Annual Regular and Special Class A and Class B Preferred Shareholders’ Meeting to be held on first call, on April 27, 2005, at 3.00 p.m., at Av. Alicia Moreau de Justo 50, Ground Floor, City of Buenos Aires, to discuss the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the Comisión Nacional de Valores (CNV) (Argentina Securities Commission) and the Buenos Aires Stock Exchange and the accounting documents in the English language prescribed by the United States Securities and Exchange Commission, for the fiscal year ending December 31, 2005.

3)	Consideration of non-appropriated amounts at December 31, 2005.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2005.

5)	Consideration of the Board of Directors’ compensation (Arg $270,000 appropriated amount) for the fiscal year ending December 31, 2005, which recorded loss under the Rules of the Comisión Nacional de Valores.

6)	Authorization to the Board of Directors to make advanced payments of fees payable, for up to $288,000, to those directors who, during the eighteenth fiscal year, qualified as “independent directors” or performed technical and administrative services or executed special commissions, subject to what the shareholders’ meeting may resolve.

7)	Fees payable to the Supervisory Committee for the seventeenth fiscal year.

8)	Determination of the number of regular and alternate directors for the eighteenth fiscal year.

9)	Election of one regular and one alternate director by Class A and Class B Preferred Shares jointly.

10)	Election of regular and alternate directors by Common Shares for the eighteenth fiscal year.

11)	Election of the regular and alternate members of the Supervisory Committee.

12)	Appointment of the External Auditors of the Company for the eighteenth fiscal year and determination of their fees, as well as those which correspond to the External Auditors who performed during the fiscal year that ended on December 31, 2005.

13)	Consideration of the Audit Committee’s budget for fiscal year 2006.

THE BOARD

Note I: To attend the Shareholders’ Meetings, Common Shareholders and Class A Preferred Shareholders (the record of which is kept by the Company) must send the attendance notice and Class B Preferred Shareholders must deposit with the Company the relevant certificate issued by Caja de Valores, in both cases no less than three business days before the Meeting, at Av. Alicia Moreau de Justo 50, 11th floor, City of Buenos Aires, from 10.00 a.m. to 12.00 a.m. and from 2.00 p.m. to 5.00 p.m. The deadline is April 21, 2006, at 5.00 p.m. In the election of directors, Item 10, exclusively Common Shareholders shall take part, and in the election of directors, Item 9, exclusively Class A and Class B Preferred Shareholders jointly shall take part. The Shareholders’ Meetings shall not be held at the legal domicile of the Company.

Note II: In view of the provisions of General Resolution No. 465/2004 of the CNV, upon registration to participate in the Shareholders’ Meeting, the following particulars of the holder of record of the shares must be disclosed: full name or corporate name; type and number of identity document in the case of individuals or registration data in the case of legal entities, expressly indicating the Registry where they are registered and their jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever attends the Meeting as a representative of the holder of record of the shares.

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Note III: Those who may sign up to take part in the Shareholders’ Meeting as custodians or managers of third parties’ shares are required to note that to be eligible to cast a dissenting vote the requirements of Item II.9 of the Rules of the CNV must be met.

Note IV: Printed copies of the documents that shall be dealt with by the Meeting, including the motions of the Board with relation to the items to be considered, is at disposal at the Company’s legal domicile, and at the times mentioned in Note I.

B)	To publish the notices of the Annual Regular and Special Class A and B Preferred Shareholders’ Meeting in the Official Bulletin and in the newspaper “La Nación”.

C)	To inform the Comisión Nacional de Valores and the Buenos Aires Stock Exchange that this shareholders’ meeting is being convened, submitting for such purpose the relevant documents with the formalities and within the time periods established by the said entities.

2) Motions of the Board of Directors in connection with the items of the Agenda for the Shareholders’ Meeting mentioned in item 1.

Mr. Chairman had the floor and pointed out that Law 17.811, in its section 71 (inserted by Decree 677/01), states that 20 days previous to the meetings, the Board shall put at the shareholders’ disposal, the relevant information related to the meeting “and the Board’s motions”. Therefore, the Board of Directors shall prepare the motions it considers convenient about the items to be dealt with in the convened Meeting.

With respect to the motions to be made to the meeting about (i) the Board’s fees for fiscal year 2005; (ii) the appointment of External Auditors for the financial statements for fiscal year 2006; and (iii) the fees for the auditing services payable to the External Auditors for the financial statements for fiscal year 2005, the Audit Committee previously cast its opinion, which was, in every case, favorable to the Board’s motion. In addition, the Audit Committee evaluated the means it considers shall be needed for its performance during fiscal year 2006, to request the meeting the approval of the corresponding budget. Directors and Statutory Auditors have received in advance a copy of the Audit Committee’s opinion about the motions submitted to its consideration.

After some deliberation about what was stated by the Chairman, the Board unanimously resolved to make the following motions with respect to the items that shall be considered by the Regular and Special Meeting convened for April 27, 2006, as follows:

First Item: The Shareholders’ Meeting is suggested to appoint the two shareholders (or representatives of shareholders) who may have recorded the highest number of shares to participate in the Shareholders’ Meeting.

3

Second Item: A motion is made to approve the documents for the fiscal year ending December 31, 2005 (Annual Report, Financial Statements, Supplementary Financial Information, Report of the Supervisory Committee, Report of the Audit Committee and section 68 of the Listing Rules of the Buenos Aires Stock Exchange and further documents of the fiscal year, including the documents in the English language prescribed by the Securities & Exchange Commission), as such documents have been submitted by the Board of Directors and –as applicable– by the Supervisory Committee.

Third Item: A motion is made to transfer to the new fiscal year the total amount of the non-appropriated negative results at December 31, 2005.

Fourth Item: The performance of the Board of Directors and of the Supervisory Committee that served during the fiscal year ending December 31, 2005, is subject to the consideration of the Shareholders’ Meeting.

Fifth Item: A motion is made to allocate to the Board during fiscal year 2005, the amount of Arg $270,000 to be distributed among the independent directors, as agreed by the Board. The Audit Committee, and at the latter’s request the Supervisory Committee, cast their opinion as regards this motion as well as regards the following one, considering them reasonable.

Sixth Item: A motion is made to authorize the Board of Directors to make advances up to Arg $288,000 to those Directors who, during the fiscal year to be ended December 31, 2006, are performing technical and administrative duties or fulfilling special commissions, and in addition to authorize the Board to increase said amount in the event of inflation.

Seventh Item: A motion is made to allocate to the Supervisory Committee a total remuneration of Arg $60,000, to be distributed in the manner they shall agree upon.

Eighth Item: A motion is made to fix at six the number of regular directors and at six the number of alternate directors, who will serve during the fiscal year to be ended December 31, 2006. It must be noted that the motion comprises the regular and alternate director to be appointed jointly by Class A and Class B preferred shareholders, at the preferred special shareholders’ meeting upon considering item 9) of the Agenda

Ninth Item: The Board of Directors refrains from making a motion. It reminds those shareholders proposing the appointment of directors and statutory auditors that it is necessary to report to the Shareholders’ Meeting whether they are “independent” or “non-independent” pursuant to the guidelines fixed by the Comisión Nacional de Valores.

Additionally, the Board reminds shareholders that, in order to qualify for the Audit Committee, out of the total directors to be appointed (estimating among them the director appointed by Special Class A and B Shareholders), at least three must be “independent” under Rule 10 A-3 of the Securities and Exchange Commission, and furthermore, two of them must be “independent” under the CNV rules. Moreover, the appointment of one or more alternate who shall qualify as “independent” under both, the Securities & Exchange Commission and the CNV, shall be considered for the possible replacement of the Audit Committee’s regular members.

4

Tenth Item: The Board of Directors refrains from making a motion as far as this item is concerned and quotes the motion made for Item 9.

Eleventh Item: The Board of Directors refrains from making a motion as far as this item is concerned and quotes the motion made for Item 9.

Twelfth Item: a motion is made by the Board to appoint “Price Waterhouse & Co. S.R.L.”, as External Auditors for the Company for fiscal year ending December 31, 2006, which performed said services during the previous fiscal year. In addition, a motion is made that the fees for said services shall be fixed by the Meeting considering the documentation of fiscal year ending December 31, 2006, empowering the Audit Committee to decide upon the way of performing the services and to make advanced payments on account of payable fees. As regards compensation for auditing services of financial statements performed by External Auditors during fiscal year ended December 31, 2005, the motion is made that the compensation is fixed in $72.600 (VAT is included).

Thirteenth Item: A motion is made to approve the budget in the amount of Arg $50,000 for the Audit Committee for the fiscal year to end December 31, 2006, pursuant to the assessment made by the Audit Committee.

There being no further matters to be dealt with, the meeting was adjourned at 12.30 a.m.

Attendance:

Regular Directors:	Oscar Carlos Cristianci
Ricardo Alberto Ferreiro
Franco Alfredo Livini
Eduardo Federico Bauer
Guillermo Michelson Irusta
Carlos Marcelo Villegas

Supervisory Committee:	Silvia G.Poratelli
Enrique Garrido
Gerardo Prieto

5

Item 3

MINUTES OF THE MEETING

AUDIT COMMITTEE No. 27

PARTICIPATING MEMBERS:	Dr. Carlos Marcelo Villegas, Dr. Guillermo Michelson Irusta and Dr. Ricardo Alberto Ferreiro

DATE OF MEETING:	March 22, 2006

RELEVANT PART:

OPINION ABOUT THE MOTIONS THE BOARD OF DIRECTORS INTENDS TO MAKE BEFORE

THE ANNUAL GENERAL MEETING

AND JOINT CLASS A AND B PREFERRED STOCKHOLDERS SPECIAL MEETING

Mr. Marcelo Villegas took the floor and stated that pursuant to the provisions of sections 13 and 15 paragraphs a) and e) of Decree N° 677/01, he asked the Committee to cast its opinion about the different motions of the Board to be submitted before the Annual General Meeting with relation to:

a) Appointment of External Auditors for the financial statements of the Company which correspond to fiscal year ending on December 31, 2006.

b) Board of Directors’ compensation of Arg. $270,000 appropriated amount, for fiscal year 2005, to be distributed among the independent directors or those directors who executed special commissions, in the manner the Board shall determine; and authorization to the Board to make advanced payments for up to $288,000 of fees payable to those directors performing as “independent directors” or performing technical and administrative services or executing special commissions during fiscal year ending December 31, 2006, plus the powers to adjust said amount in the event of inflation.

c) Compensation to Price Waterhouse & Co., for their services as External Auditors of Nortel’s financial statements which correspond to fiscal year 2005, in the aggregate amount of Pesos seventy two thousand, six hundred ($72,600), VAT included.

d) Consideration of the Audit Committee’s budget for its performance during fiscal year 2006.

Opened to discussion, the abovementioned Agenda was considered in order.

a) The Chairman informed that, to that date, the motion about the matter had not been submitted by the Board, and suggested to postpone its consideration.

It was unanimously approved to make a recess until March 28, 2006, at 11 a.m, when this matter shall be considered in detail.

b) With the objective of evaluating this motion, it was considered that directors D. Oscar Carlos Cristianci, D. Franco Alfredo Livini, and D. Eduardo Bauer, had waived the payment of their fees for the performance of their services as Directors of the Company during fiscal year 2005.

In accordance with section 15 paragraph e) of Decree N° 677/01, the Audit Committee must cast opinion about the reasonableness of this motion. However, Mr. Ferreiro, Mr. Michelson Irusta and Mr. Villegas stated that (i) the directors mentioned in the paragraph above waived their compensations, and (ii) as independent directors, they should receive compensation for the year 2005 and part of the compensation decided upon by the Meeting for fiscal year 2006 in the event of being reelected; they decided to ask the Supervisory Committee to cast opinion to this respect;. A note was submitted, as follows:

Buenos Aires, March 21, 2006

Members of the Audit Committee of

Nortel Inversora S.A.

Dear Sirs,

Acting in our capacity as regular auditors of Nortel Inversora S.A. (“the Company”) and in accordance with your petition, we have considered the reasonableness of the fees for fiscal year 2005 ($270,000), that are to be proposed by the Board to the Stockholders’ Meeting as compensation to independent directors and in turn Audit Committee members.

To that effect, we have compared the proposed compensation to that effectively paid by the Company in previous years, and compensations paid by other similar companies according to information received from a specialized independent firm.

The conclusion derived from our evaluation is that the Board’s proposed compensation to independent directors who performed their services during fiscal year 2005, is “adequate” in the terms of section 2° paragraph d) of Chapter III of CNV Rules and Regulations, taking into account responsibilities, representativeness, technical services, dedication, competence and professional standing of the independent directors who shall receive said compensation, and the importance of their services in the market.

In addition, we also find reasonable for it is market practice, the motion to grant the Board the power to make advanced payments to independent directors or to those directors performing special commissions during fiscal year 2006, for up to $ 288,000.

Yours sincerely,

/s/ Enrique Garrido
Enrique Garrido

/s/ Gerardo Prieto
Gerardo Prieto

/s/ Silvia G. Poratelli
Silvia G. Poratelli

After reading the abovementioned opinion, and without any other consideration, Nortel’s Board’s motion was unanimously approved by the Committee.

c) Immediately after, the Audit Committee unanimously approved, for finding it reasonable, the Board’s motion to the Meeting about a compensation of Argentine Pesos seventy two thousand, six hundred ($72,600) VAT included, to Price Waterhouse & Co., payable for their services As External Auditors of Nortel’s financial statements corresponding to financial year 2005.. After evaluating if:

•	The fee is appropriate to the relevance and quality of the services performed by the External Auditors,

•	The proposed compensation is within the range of fees approved by other listed companies, which characteristics are similar to Nortel’s

d) After some discussion to this respect, and taking into account the experience over the past years, the needs as regards training and advisory assistance estimated for the present fiscal year, and the requirements to implement the new internal controls, the Audit Committee resolved to ask the Meeting, the approval of a budget of $50,000 for fiscal year 2006.

/s/ Carlos Marcelo Villegas
Carlos Marcelo Villegas

/s/ Guillermo Michelson Irusta
Guillermo Michelson Irusta

/s/ Ricardo Alberto Ferreiro
Ricardo Alberto Ferreiro

Item 4

MINUTES OF THE MEETING

AUDIT COMMITTEE N° 28

(After Recess from previous meeting)

PARTICIPATING MEMBERS:	Dr. Carlos Marcelo Villegas, Dr. Guillermo Michelson Irusta and Dr. Ricardo Alberto Ferreiro

DATE OF MEETING:	March 28, 2006

RELEVANT PART:

OPINION ABOUT THE MOTIONS THE BOARD INTENDS TO MAKE BEFORE THE ANNUAL

GENERAL MEETING AND JOINT CLASS A AND B PREFERRED STOCKHOLDERS SPECIAL

MEETING

Mr. Marcelo Villegas stated that, the Board of Directors made the motion about the external auditors, which had not been made by the time this Committee’s meeting N° 27 was held; in said opportunity, this fact determined a recess up to the present date for its consideration. The Board’s motion to appoint Price Waterhouse & Co S.R.L (“Price”) as External Auditors of the Company’s financial statements corresponding to fiscal year ending December 31, 2006, was put to the consideration of the people present.

The Audit Committee analyzed Price’s background and performance in previous years. To that respect, it should be noted that this opinion was founded on the same grounds (and therefore said founds are quoted) that were mentioned in the report dated on March 17, 2005, which was cast upon the motion made to appoint Price as External Auditors of the financial statements of the previous fiscal year, as follows:

•	That Price is one of the most prestigious and acknowledged accounting firm, not only locally but also internationally, and has a vast experience in relation with this subject

•	That, except for fiscal years 2001 and 2002, Price performed its services as External Auditor of Telecom’s and the Company’s financial statements as from its incorporation (some years together with other auditors). Its performance has never been objected by the supervising entities or questioned by the stockholders. During fiscal year 2005, Price performed its services as the Company’s External Auditor satisfactorily and with the required independence, as mentioned in the Audit Committee Annual Report submitted to the Company’s Board.

•	That the professional background of Price’s associates and working team that have been performing the external auditing in Nortel, and the knowledge they have acquired about the Company, its accounting and internal controls, make advisable that they shall continue performing said services during the new fiscal year.

It is unanimously resolved to cast a favorable opinion upon the Board’s motion to appoint Price Waterhouse & Co., as External Auditors of the Financial Statements for the fiscal year starting on January 1, 2006, and ending on December 31, 2006, with the specific performance of doctors Juan Carlos Grassi as regular certifying accountant, and Carlos Néstor Martinez and Silvia Patricia Giordano as alternate certifying accountants.

/s/ Carlos Marcelo Villegas
Carlos Marcelo Villegas

/s/ Guillermo Michelson Irusta
Guillermo Michelson Irusta

/s/ Ricardo Alberto Ferreiro
Ricardo Alberto Ferreiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 30, 2006	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager